UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of October 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This is a free translation into English of Veolia Environnement’s update of its 2007 document de reference (the “Reference Document”) filed by Veolia Environnement with the French Autorité des marchés financiers on September 25, 2008 and is provided solely for the convenience of English speaking readers.

Update of the 2007 Reference Document

This update of the 2007 Reference Document was filed with the Autorité des marchés financiers (AMF) on September 25, 2008, pursuant to Article 212-13, paragraph IV, of the AMF’s General Regulations. It supplements the 2007 Reference Document of Veolia Environnement filed with the AMF on March 31, 2008 under number D.08-0172. The reference document and its update may be used in connection with a financial transaction if supplemented by an offering memorandum (a note d’opération) approved by the AMF.

TABLE OF CONTENTS

1. Persons Assuming Responsibility for the Reference Document	2
1.1 Person Assuming Responsibility for the Information Contained Herein	2
1.2 Certification	2
2. Persons Responsible for Auditing the Financial Statements	3
2.1 Principal Statutory Auditors	3
2.2 Deputy Statutory Auditors	3
3. Selected Financial Information	4
9. Examination of the Financial Condition and Results	5
9.1 Review of Operations for the First Six Months of 2008	5
9.2 Accounting and Financial Information	6
9.3 Financing	14
9.4 Forecasts and Objectives	18
12. Trends and Recent Developments	19
12.1 Trends	19
12.2 Recent Developments	19
13. Profit Forecasts or Estimates	21
13.1 Forecasts	21
13.2 Statutory Auditors’ Report on Profit Forecasts	21
13.3 Objectives and Future Outlook	22
17. Employees – Human Resources	23
17.3 Stock Option Plans	23
18. Principal Shareholders	24
18.1 Shareholders of Veolia Environnement as of June 30, 2008	24
20. Financial Information Concerning the Assets, Financial Condition, and Results of the Issuer	25
20.3 Dividend Distribution Policy	25
20.4 Litigation	25
20.5 Material Changes in Financial Condition or Commercial Position	27
20.6 Interim Financial Information	28
21. Additional Information Concerning the Share Capital and By-Laws	57
21.1 Information Concerning the Share Capital	57
24. Documents Available to the Public	63

Veolia Environnement	- 1 -	Update of the 2007 Reference Document

1. Persons Assuming Responsibility for the Reference Document

1.1 Person Assuming Responsibility for Information Contained Herein

Mr. Henri PROGLIO, Chairman and Chief Executive Officer of Veolia Environnement (hereinafter referred to as the “Company” or “Veolia Environnement”).

1.2 Certification

I certify that to the best of my knowledge and after having taken all reasonable measures to ensure the accuracy thereof, all of the information contained in this update is true and that such update does not omit any information liable to rendering it misleading.

I certify that to my knowledge the condensed financial statements for the past half-year were established in accordance with applicable accounting standards and present a reliable representation of the assets, financial condition and results of the company and of all of the companies included in its scope of consolidation, and that the half-year activity report appearing in Chapter 9 presents a reliable depiction of the significant events that occurred during the first six months of the fiscal year and their impact on the financial statements, of the main transactions between related parties, as well as a description of the main risks and uncertainties for the remaining six months of the fiscal year.

The statutory auditors have provided me with a letter indicating that they have completed their work (lettre de fin de travaux), and stating that they have verified the consistency of the information relating to the financial condition and financial statements contained in this update and that they have read the entire update. There were no observations noted in this letter.

The forecasted financial information presented in this update was subject to a report by the statutory auditors. Such report can be found in Chapter 13, paragraph 13.2 of this update.

Chairman and Chief Executive Officer

Henri PROGLIO

Veolia Environnement	- 2 -	Update of the 2007 Reference Document

2. Persons Responsible for Auditing the Financial Statements

2.1 Principal Statutory Auditors

KPMG SA

Member of KPMG International

Commissaire aux comptes, Member of the Compagnie régionale de Versailles

A company represented by Mr. Jay NIRSIMLOO and Mr. Baudouin GRITON,

located at 1 Cours Valmy, 92923 Paris La Défense Cedex, France.

This company was appointed at the Combined General Shareholders’ Meeting held on May 10, 2007 as a replacement for Salustro Reydel, for a term of six fiscal years expiring at the end of the General Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2012.

Ernst & Young et Autres

Commissaire aux comptes, Member of the Compagnie régionale de Versailles

A company represented by Mr. Jean BOUQUOT and Mr. Patrick GOUNELLE,

located at 41, rue Ybry, 92576 Neuilly-sur-Seine Cedex, FRANCE.

This company was appointed on December 23, 1999, with a term that was renewed at the Combined General Shareholders’ Meeting held on May 12, 2005 for a term of six fiscal years expiring at the end of the General Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2010.

2.2 Deputy Statutory Auditors

Mr. Philippe MATHIS

Located at 1 Cours Valmy, 92923 Paris La Défense Cedex, FRANCE.

Mr. Philippe MATHIS was appointed at the Combined General Shareholders’ Meeting held on May 10, 2007 for a term of six fiscal years expiring at the end of the General Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2012.

AUDITEX

Located at Tour Ernst & Young, Faubourg de l’Arche, 92037 La Défense Cedex, FRANCE.

This company was appointed at the Combined General Shareholders’ Meeting held on May 12, 2005, for a term of six fiscal years expiring at the end of the General Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2010.

Veolia Environnement	- 3 -	Update of the 2007 Reference Document

3. Selected Financial Information1

Data in IFRS

(in € millions)	06/30/2008	12/31/2007	06/30/2007	12/31/2006	12/31/2005
Revenue from ordinary activities	18,091.7	32,628.2	15,461.6	28,620.4	25,570.4
Operating income	1,305.7	2,496.9	1,271.8	2,132.9	1,892.9
Net income attributable to the group	500.5	927.9	493.0	758.7	622.2
Net income per diluted share attributable to the group (in €)	1.09	2.13	1.21	**1.89	**1.56
Net income per non-diluted share attributable to the group (in €)	1.09	2.16	1.22	**1.90	**1.57
Dividends paid by the Company	553.5	419.7	419.7	336.3	265.4
Dividend per share paid during the fiscal year (in €)	1.21	1.05	1.05	0.85	0.68
Total assets	47,126.0	46,306.9	41,812.3	40,123.7	36,381.0
Total current assets	17,440.5	17,214.0	16,257.4	14,956.4	13,544.5
Shareholders’ equity attributable to the group	7,394.0	7,612.9	4,640.7	4,360.8	3,790.2
Minority interests	2,494.4	2,577.8	2,296.5	2,192.6	1,888.0
Operating cash flow*	2,151.0	4,178.3	2,012.4	3,850.1	3,518.4

Recurring operating income	1,300.1	2,469.2	1,235.8	2,222.2	1,903.6
Recurring net income attributable to the group	497.5	933.2	481.9	762.0	630.2
Net financial debt	16,332.3	15,124.5	15,200.2	14,674.9	13,870.6

* Operating cash flow = cash flow from continuing operations before tax and financial elements.

** The diluted and undiluted net earnings per share were recalculated on a retrospective basis in accordance with the IAS 33 accounting standard. In both cases, the July 2007 capital increase was taken into account.

_________________________

 1 The terms appearing in the table (other than “operating cash flow”) are defined in Chapter 9, paragraph 9.2.1 of the Reference Document and in Chapter 9, paragraph 9.2.1 of this update.

Veolia Environnement	- 4 -	Update of the 2007 Reference Document

9. Operating and Financial Review

9.1 Results of operations for the first half of 2008

9.1.1 General context

The Group’s strategy of developing environmental businesses through long-term contracts enabled it, once again, to record a marked increase in activity, with a 17% rise in revenue based on current exchange rates (19.5% at constant exchange rates).

The rise is attributable to the steady level of organic growth and the contribution of acquisitions carried out in 2007 and in early 2008. It results from the growth of all group activities and specifically the substantial increase in engineering and construction activities in the water sector (seawater desalination) and recent acquisitions in Europe, the Group’s main market. It is also related to the pursuit of the development strategy and particularly the acquisition of the Bartin group (effective in February 2008), active in waste recycling and recovery and, in the energy sector, the acquisition of the Praterm group in Poland in February 2008.

Group operating results (operating cash flow and operating income) are also up. However, they were affected by the appreciation of the euro against certain currencies in countries where the Group has a significant presence (United States, United Kingdom and the Asia zone) and the sharp increase in prices of oil products (average price of a barrel increasing from $63.3 in the first half of 2007 to $110.3 in the first half of 2008), even though this is for a significant part passed on over time through contractual indexation formulas. Lastly, the contribution of certain acquisitions and recent developments (Germany) did not meet expectations.

These cyclical events do not call into question the Group’s strategy and its outlook for the medium term. The Group has implemented a new cost-cutting plan (Veolia 2010) and is conducting a review of its asset portfolio. These actions should help improve Group profitability by 2010.

9.1.2 New commercial successes within growth markets

New contracts:

Several major contracts were won during the first half of 2008:

•   In January 2008, Veolia Eau won two installation contracts in Dubai for the treatment and recycling of briny wastewater, via its subsidiary Veolia Water Solutions & Technologies, for a total estimated amount of €22.4 million in terms of the Group share.

•   At the end of January 2008, Veolia Eau won a contract in Nantes for the modernization of a wastewater treatment facility attributed to a business grouping. The contract represents a total of approximately €29 million, of which €13.7 million for the segment carried out by Veolia Eau.

•   In February 2008, Veolia Eau won a contract for the modernization and extension of a Warsaw wastewater treatment plant as part of a consortium. The contract represents cumulative revenue estimated at €500 million, including €148 million for the Veolia Eau share.

•   On February 13, 2008, Veolia Propreté won a 25-year Private Finance Initiative (PFI) for the recycling of waste in the borough of Southwark (London) in the UK, representing revenue estimated at €900 million.

•   On March 17, 2008, Veolia Propreté won a 25-year PFI contract for the recycling of waste in the UK’s West Berkshire district, representing cumulative revenue of €667 million.

•   On April 29, 2008, Veolia Eau, via its subsidiary Veolia Water AMI, was awarded the first delegated water management contract in Saudi Arabia. The six-year contract represents estimated aggregate revenues of €40 million.

•   On May 19, 2008, Veolia Eau, via OTV, a subsidiary of Veolia Water Solutions & Technologies, was awarded two major contracts with the Syndicat interdépartemental pour l’assainissement de l’agglomération parisienne (SIAAP). The two contracts represent total cumulative revenues of €224.1 million over the term for the Veolia Eau portion

•   On June 9, 2008, Veolia Eau was awarded a new contract in India covering the design, construction and operation of a drinking water treatment plant in the city of Nagpur, representing estimated cumulative revenues of €24 million.

•   On June 12, 2008, Veolia Transport won the management contract for the urban bus network of the city of Bilbao, Spain (400,000 inhabitants). The contract has a term of 8 years with an additional two years under option and represents estimated cumulative revenues of €305 million over the first eight years.

Veolia Environnement	- 5 -	Update of the 2007 Reference Document

Major acquisitions and divestitures:

The Group also proceeded with the following acquisitions:

•   On November 19, 2007, Veolia Propreté announced the signature of an agreement for the acquisition of the entire share capital of Bartin Recycling Group, a company specializing in the collection and recovery of industrial waste and in particular the recycling of ferrous and non-ferrous metals. The transaction represents an investment of €189.9 million in terms of the enterprise value and was finalized on February 13, 2008. The acquisition’s contribution to Group revenue for the period ended June 30, 2008 amounts to €136 million.

•   In February 2008, following a takeover bid launched on December 17, 2007, Dalkia became the majority shareholder in Praterm, a heat production and distribution company in Poland, with a stake of 97.9%. This transaction will further strengthen Dalkia’s positioning in this country, where it already owns two of the largest heating networks in Poznan and Lodz. The operation represents an investment of €117 million for Dalkia in terms of the enterprise value (Group share). The Praterm contribution to Group revenue for the period ended June 30, 2008 amounts to €16 million (Group share).

•   In February 2008, Veolia Cargo, a subsidiary of Veolia Transport specialized in rail freight transport, signed an agreement relating to the acquisition of Rail4Chem, a railway company specialized in international rail freight transport. Owned by four private shareholders, Rail4Chem generated revenues of more than €80 million in 2007. The acquisition was finalized on April 18, 2008 for an investment of €40 million in terms of the enterprise value.

The Group sold the ship Jean Nicoli for €105 million in the first half of 2008. The ship, which was owned by Veolia Transport, had been leased to the SNCM in the context of a public service delegation.

9.2 Accounting and financial information

9.2.1 Definitions and accounting context

The term “organic growth” includes growth resulting from:

•   the expansion of an existing contract, particularly resulting from an increase in prices and/or volumes delivered or processed,
•   new contracts,
•   the acquisition of operating assets attributed to a particular contract or project.

The term “external growth” includes growth through acquisitions (those occurring during the current financial year and those with a partial impact on the past year), net of divestitures, of entities and/or assets used in one or more markets and/or that hold multiple contracts.

Net financial debt represents gross financial debt (long-term borrowings, short-term borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

Net finance costs represent the cost of gross financial debt, including related gains and losses on interest rate and foreign exchange hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5. It is equal to the net income (loss) generated in the period by the assets and liabilities reported in the balance sheet headings, “Assets of discontinued operations” and “Liabilities of discontinued operations.”

Recurring net income attributable to equity holders of the parent is defined as follows: recurring portion of operating income + recurring portion of financial items + recurring portion of the share of net income of associates + recurring portion of net income attributable to minority interests + recurring portion of the income tax expense. An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units.

Accounting context

The accounting policies used to approve the financial statements for the first half of 2008 have not changed in relation to the fiscal year 2007 financial statements.

Veolia Environnement	- 6 -	Update of the 2007 Reference Document

9.2.2 Revenue

9.2.2.1 Overview

As of June 30, 2008 (in € millions)	As of June 30, 2007 (in € millions)	% change 2008/2007	of which internal growth	of which external growth	of which currency effect
18,091.7	15,461.6	17.0%	11.1%	8.4%	(2.5)%

Veolia Environnement’s consolidated revenue at June 30, 2008, was €18,091.7 million, up 17.0% (+19.5% at constant exchange rates), versus €15,461.6 million at June 30, 2007.

Internal growth of 11.1% was driven by the strong commercial development in all Group activities and boosted by the start-up of engineering and construction contracts in the Water division. The increase of energy prices within the Energy division contributed approximately €189 million in revenue.

External growth of 8.4% was primarily led by the contribution from acquisitions completed by Veolia Environmental Services (the waste management division) in Germany, Italy and France (for a total revenue contribution of €718 million euros), by Veolia Energy in the United States (revenue contribution of €172 million euros) and Veolia Water mainly in the United Kingdom and Japan (for a total revenue contribution of approximately €148 million euros).

The share of recorded revenue outside France totaled €10,416.2 million, or 57.6% of the total at June 30, 2008 versus 54.5% at June 30, 2007

The negative impact of exchange rate movements for €391.3 million primarily reflects the depreciation of the US dollar for -€195.3 million and the pound sterling for -€194.6 million, partially offset by the appreciation of the Czech crown for +€63.7 million.

9.2.2.2 Revenue by division

(€ million)	As of June 30, 2008	As of June 30, 2007	% change 2008/2007
Water	5,987.7	5,220.7	14.7%
Environmental Services	5,085.4	4,195.9	21.2%
Energy Services	4,049.1	3,320.7	21.9%
Transportation	2,969.5	2,724.3	9.0%
Revenue	18,091.7	15,461.6	17.0%
Revenue at 2007 exchange rates	18,483.0	15,461.6	19.5%

WATER

As of June 30, 2008 (in € millions)	As of June 30, 2007 (in € millions)	% change 2008/2007	of which internal growth	of which external growth	of which currency effect
5,987.7	5,220.7	14.7%	12.8%	3.8%	(1.9)%

•   In France, organic growth was 3.3%2, supported by a wider offering of services and by growth in the engineering works business that offset the decline in volumes in production due to the weather conditions during the second quarter of 2008.

•   Outside France, excluding Veolia Water Solutions & Technologies, revenue increased 19.0% (up 15.2% at constant consolidation scope and exchange rates). In Europe, growth of 15.1% benefited from the new unregulated activities in the water business acquired in the United Kingdom and price increases in the Czech Republic and the provisional admission of the Brussels facility. Business was brisk in the Africa/Middle East region, increasing 22.7% at constant consolidation scope and exchange rates, mainly due to the BOT contract for Oman Sûr (Build, Operate and Transfer). In Asia-Pacific, robust growth of 36% at constant consolidation scope and exchange rates, was mainly driven by the start-up of new industrial and municipal contracts in China (Lanzhou, Haikou, etc.), by the increase in volumes and the expansion of the Shenzhen concession as well the Gold Coast contract and the Sydney desalination contract in Australia. In the United States, 5.6% growth at constant exchange rates was primarily due to the start-up of the Milwaukee contract and the good level of engineering works activities in Indianapolis.

_________________________

2 Excluding subsidiaries and foreign construction establishments.

Veolia Environnement	- 7 -	Update of the 2007 Reference Document

•   Veolia Water Solutions & Technologies, achieved revenue of €1,095.1 million, an increase of 29.5% at constant consolidation scope and exchange rates, largely due to strong, sustained growth in the “Design and Build” municipal and industrial business, in particular in the Middle East.

ENVIRONMENTAL SERVICES

As of June 30, 2008 (in € millions)	As of June 30, 2007 (in € millions)	% change 2008/2007	of which internal growth	of which external growth	of which currency effect
5,085.4	4,195.9	21.2%	8.5%	18.2%	(5.5)%

•   In France, revenue increased 15.5% (7.3% on a constant consolidation scope), driven by the good performance of the non-hazardous household and industrial waste management (new contracts in incineration) activities, as well as the paper sorting, recycling and trade business and the acquisition of Bartin Recycling Group, finalized in February 2008.

•   Outside France, all geographical regions contributed to the 8.6% organic growth. Despite the economic slowdown, growth was strong in North America (up 10.8% at constant consolidation scope and exchange rates) due to the increase in prices in the solid waste activity that offset lower in volumes, the good performance of the hazardous waste and industrial services businesses in the United Kingdom (up 7% at constant consolidation scope and exchange rates), in particular due to the impact of new integrated contracts. In Asia, the development of recent contracts significantly contributed to the 19.8% organic growth in the region. Lastly, in the Pacific region, growth of 22.9% (up 17% at constant consolidation scope and exchange rates) resulted from a substantial increase in the waste collection and treatment business (residual waste landfills) and industrial services.

•   External growth of 18.2% primarily reflected the acquisition of Sulo in Germany (consolidated since July 2, 2007) for a contribution to revenue of €523 million, VSA Tecnitalia (formerly TMT) in Italy for a contribution of €38 million, as well as the activities of Bartin Recycling Group in France (consolidated since February 2008) for a contribution of €136 million.

(1) excluding foreign engineering works subsidiaries and establishments

ENERGY SERVICES

As of June 30, 2008 (in € millions)	As of June 30, 2007 (in € millions)	% change 2008/2007	of which internal growth	of which external growth	of which currency fluctuation
4,049.1	3,320.7	21.9%	13.4%	8.5%	0%

•   In France, revenue increased 15.5% at a constant consolidation scope led by the increase in energy prices, better weather conditions than in the first half of 2007 despite average temperatures during the 2008 winter remaining above their thirty-year average, and the good commercial growth recorded by specialization subsidiaries (particularly facilities).

•   Outside France, total growth was 30.1%, including 10.6% at constant consolidation scope and exchange rates, due to the increase in energy prices and to better but contrasting weather conditions in the various geographic regions.

•   External growth of 8.5%, mainly reflects the acquisition of Thermal North America Inc. in the United States at the end of 2007, which contributed €172 million to revenue, as well as to a lesser extent, Praterm in Poland and smaller companies in Central and Southern Europe.

TRANSPORTATION

As of June 30, 2008 (in € millions)	As of June 30, 2007 (in € millions)	% change 2008/2007	of which internal growth	of which external growth	of which currency fluctuation
2,969.5	2,724.3	9.0%	8.7%	2.5%	(2.2)%

•   In France revenue rose 6.7% at a constant consolidation scope, led by the ongoing increase in business in the urban and interurban networks.

•   Outside France, revenue grew 10.2% (up 9.9% at constant consolidation scope and exchange rates), and reflected the full impact of the division’s developments in North America, in Germany (new contracts) as well as robust growth in Australia.

•   External growth was 2.5%, primarily reflecting the acquisition of People Travel Group in Sweden in 2007.

Veolia Environnement	- 8 -	Update of the 2007 Reference Document

9.2.2.3 Revenue by geographical area

(€ million)	As of June 30, 2008	As of June 30, 2007	% change 2008/2007	% change 2008/2007 (constant exchange rates)
France	7,675.6	7,035.8	9.1%	9.1%
United Kingdom	1,464.9	1,450.9	1.0%	14.4%
Germany	1,610.6	1,016.7	58.4%	58.4%
Other European countries	3,449.2	2,911.0	18.5%	15.8%
United States	1,408.8	1,285.1	9.6%	24.8%
Oceania	738.7	577.5	27.9%	29.0%
Asia	561.1	424.5	32.2%	42.9%
Rest of the world (including the Middle East)	1,182.8	760.1	55.6%	59.3%
Revenue	18,091.7	15,461.6	17.0%	19.5%

France

Growth in France reached 9.1% due to weather conditions in the first half of 2008 that were more favorable for energy services than was the case in the first half of 2007. Conversely, Veolia Eau benefited from continued vigorous growth in engineering and construction work and Veolia Energie from order books in the specialized businesses (particularly installations). The growth of Veolia Propreté is related to the increase in solid and toxic waste tonnage collected and treated under high value-added service contracts. Veolia Transport benefited from sustained activity growth in intercity transit systems in the Greater Paris region.

United Kingdom

Excluding the foreign exchange impact, growth stood at 14.4%. Activity benefited from the step-up in new contracts in the Environmental Services activity, commercial development and smaller acquisition from Veolia Energie and the acquisition of non-regulated activities of the Thames Water by Veolia Eau.

Germany

Revenue growth in Germany totaled 58.4% and was primarily attributable to the acquisition of the Sulo Group by Veolia Propreté, increased sales under the Braunschweig contract (Veolia Eau), and the organic growth of railway activities (Veolia Transport).

Other European countries

Revenue growth of 18.5% was mainly due to the expansion of Veolia Energie in Southern Europe, the acquisition of VES Tecnitalia by Veolia Propreté in Italy and the growth of Veolia Eau and Veolia Energie activities in Central Europe.

United States

Revenue growth of 24.8%, excluding the foreign exchange impact, was particularly strong across all Veolia Propreté activities and in Veolia Transport, with the full effect of recent developments and the impact of the acquisition of Thermal North America Inc. by Veolia Energie at the end of 2007.

Oceania

The 27.9% revenue growth in Oceania was driven by Veolia Eau contracts in Australia (Gold Coast and desalination plant in Sydney), all the Veolia Propreté activities, particularly the Woodlaw contract, the acquisition of TDU in Australia by Veolia Energie and the increase in revenue under the Veolia Transport Melbourne contract.

Asia

Growth of 32.2% in Asia was mainly driven by Veolia Eau and attributable to recent developments (contracts in China and acquisitions in Japan) and, to a lesser extent, by Veolia Propreté and Veolia Energie with the start-up of new contracts.

Rest of the world (including the Middle East)

Revenue growth of 59.3% was marked by the steady growth of Veolia Eau activities in North Africa and new contracts won by this division in the Middle East.

Veolia Environnement	- 9 -	Update of the 2007 Reference Document

9.2.3 Other income statement items

9.2.3.1 Operating income and operating cash flow

The change in operating income and recurring operating income is as follows:

	Operating income					Recurring operating income
	As of June 30, 2008	As of June 30, 2007	% change	Currency fluctuation	% change (constant exchange rates)	As of June 30, 2008	As of June 30, 2007	% change	% change (constant exchange rates)
Water	599.0	576.1	4.0%	(10.8)	5.8%	597.0	574.4	3.9%	5.8%
Environmental Services	404.2	389.1	3.9%	(29.1)	11.4%	404.8	389.1	4.0%	11.5%
Energy Services	293.8	259.7	13.1%	9.4	9.5%	290.4	250.9	15.7%	11.9%
Transportation	63.4	73.3	(13.5)%	0.5	(14.2)%	62.6	47.8	31.0%	29.9%
Unallocated	(54.7)	(26.4)		-	-	(54.7)	(26.4)	-	-
Total	1,305.7	1,271.8	2.7%	(30.0)		1,300.1	1,235.8	5.2%
Total at 2007 exchange rates	1,335.7	1,271.8			5.0%	1,330.1	1,235.8		7.6%

The €30 million negative foreign exchange impact is primarily due to the depreciation of the pound sterling for -€26.1 million, mainly in the Water and Environmental Services divisions, the US dollar for -€10.9 million, essentially in Environmental Services, partially offset by the revaluation of the Czech crown for +€12 million, particularly in Energy Services.

Operating income is as follows for the periods ended June 30, 2008 and 2007:

As of June 30, 2008	Recurring items	Non recurring items		Total
(€ million)		Impairment losses	Other
Water	597.0	2.0		599.0
Environmental Services	404.8		(0.6)	404.2
Energy Services	290.4	3.4		293.8
Transportation	62.6	0.8		63.4
Holding companies	(54.7)	-		(54.7)
Total	1,300.1	6.2	(0.6)	1,305.7

As of June 30, 2007	Recurring items	Non recurring items		Total
(€ million)		Impairment losses	Other
Water	574.4	1.7	-	576.1
Environmental Services	389.1	-	-	389.1
Energy Services	250.9	8.8	-	259.7
Transportation	47.8	12.6	12.9	73.3
Holding companies	(26.4)	-	-	(26.4)
Total	1,235.8	23.1	12.9	1,271.8

On a constant exchange rate basis, operating income rose 5.0%, while growth in recurring operating income totaled 7.6%.

Veolia Environnement	- 10 -	Update of the 2007 Reference Document

The change in operating cash flow is as flows:

	Operating Free Cash Flow
	As of June 30, 2008	As of June 30, 2007	% change
			2008/2007	constant exchange rates
Water	904.0	866.7	4.3%	6.2%
Environmental Services	714.9	677.6	5.5%	12.0%
Energy Services	432.1	359.1	20.3%	16.8%
Transportation	145.7	129.5	12.5%	13.4%
Holding companies	(45.7)	(20.5)	-	-
Total	2,151.0	2,012.4	6.9%
Total at 2007 exchange rates	2,200.3	2,012.4		9.3%

WATER

Operating income for the Water division stood at €599.0 million for the first half of 2008, compared to €576.1 million for the first half of 2007, for growth of 4.0%. On a constant exchange rate basis, operating income rose 5.8%. Operating cash flow amounted to €904.0 million for the period ended June 30, 2008, compared to €866.7 million for the period ended June 30, 2007, for a growth rate of 6.2% on a constant exchange rate basis.

The foreign exchange impact on operating income and operating cash flow was negative for -€10.8 million and -€16.5 million respectively, and mainly involved the pound sterling.

In France, productivity improvement efforts, the development of new services and the good level of activity in the engineering works business drove growth in operating income despite a slight decline in volumes delivered.

Outside France, the increase was affected by the acquisition of unregulated activities in the United Kingdom, solid activity in Germany through the BVAG contract and the provisional admission of the Brussels facility. The improvement in Gabon operations also contributed to the increase in operating income.

Lastly, Veolia Water Solutions & Technologies reported an improvement in its operating income.

The operating margin (operating income/revenue ratio) decreased by one basis point from 11.0% in 2007 to 10.0% in 2008, primarily due to a very rapid growth of the engineering and construction activities, which have a lower margin and are less capital intensive.

ENVIRONMENTAL SERVICES

Operating income for the Environmental Services division increased by 3.9% (and 11.4% at constant exchange rates), increasing from €389.1 million for the first half of 2007 to €404.2 million for the first half of 2008.

Operating cash flow amounted to €714.9 million for the period ended June 30, 2008, compared to €677.6 million for the period ended June 30, 2007, for a 12.0% increase at constant exchange rates.

Higher fuel prices not yet passed on to customers had a negative impact of €15 million on both operating cash flow and operating income for the Environmental Services division, mainly in France.

Outside France, the negative foreign exchange impacts on operating income and operating cash flow mainly concern, respectively, the US dollar for €(10.9) million and €(18.7) million, and the pound sterling for €(15.1) million and €(21.9) million.

The growth in operating cash flow benefited from the good contribution businesses in North America, the United Kingdom and the Asia-Pacific region.

The contribution from acquisitions over the course of the past 12 months to operating cash flow amounted to €64.7 million for the period ended June 30, 2008, mainly due to the acquisition of Sulo.

The operating margin (operating income / revenue) declined from 9.3% in 2007 to 7.9% in 2008. The change is primarily explained by the impact of recent acquisitions, higher fuel prices and a lower contribution in terms of the euro in the United Kingdom and the United States, where margins are higher.

Veolia Environnement	- 11 -	Update of the 2007 Reference Document

ENERGY SERVICES

Operating income for the Energy Services division stood at €293.8 million in the first half of 2008, compared to €259.7 million in the first half of 2007, an increase of 13.1%. The increase was 9.5% on a constant exchange rate basis.

Operating cash flow amounted to €432.1 million for the period ended June 30, 2008, compared to €359.1 million for the period ended June 30, 2007, for an increase of 16.8% at constant exchange rates.

Foreign exchange impacts on operating income and operating cash flows are positive at €9.4 million and €12.4 million respectively and mainly concern the Czech crown for €7.1 million and €8.8 million.

In France, the growth in operating income benefited from higher energy prices, following slightly more favorable weather conditions in 2008, compared to 2007. However, the contribution of CO2 operations to operating income was lower for the first half of 2008. Outside France, the increase in operating cash flow and operating income reflects the positive impact of energy prices, mainly in Central Europe, and the impact of the acquisitions of Thermal North America in the United States, Praterm in Poland and other acquisitions in Central Europe.

The operating margin (operating income / revenue) decreased from 7.8% for the period ended June 30, 2008 to 7.3% for the period ended June 30, 2007, mainly in relation to the positive change in energy prices offset by lower net income on the CO2 disposal operations.

TRANSPORTATION

Operating income for the Transportation division stood at €63.4 million for the period ended June 30, 2008 (€62.6 million in recurring operating income) compared to €73.3 million for the period ended June 30, 2007 (€47.8 million in recurring operating income). The increase in recurring operating income at constant exchange rates was 29.9%.

Operating cash flow stood at €145.7 million for the period ended June 30, 2008, compared to €129.5 million for the period ended June 30, 2007, for an increase of 13.4% at constant exchange rates.

Higher fuel prices not yet passed on to customers had a negative impact of €21 million on both operating cash flow and operating income for the Transportation division.

In France, the unfavorable impact due to the end of the reduction to social contribution costs and to higher fuel prices was partly offset by the increase in business in the urban and interurban networks, improvement in productivity and capital gains on asset disposals.

Outside France, despite the unfavorable impacts arising from higher fuel prices, operating cash flow and operating income benefited from the significant turnaround in operations following certain contractual renegotiations in Germany and a sound contribution from other Central European countries, the United States and Australia. The difficult operating conditions in the Netherlands should improve over the second half subsequent to the contractual renegotiations currently underway.

The operating margin (recurring operating income / revenue) increased from 1.8% for the period ended June 30, 2007 to 2.1% for the period ended June 30, 2008.

HOLDING COMPANIES

The decline in costs during the first half of 2008 is due to the activity’s growth and the step-up in mutualization projects.

9.2.3.2 Net finance costs

(€ million)	As of June 30, 2008	As of June 30, 2007
Income	74.9	70.0
Expense	(501.2)	(461.6)
Finance costs, net	(426.3)	(391.6)
Other financial income and expenses	(9.4)	(11.3)

The increase in net finance costs reflects:

•   the increase in average net financial debt;

•   the increase in the financing rate due to tensions in the interbank markets and the extension of the average debt maturity following long-maturity issues in pound sterling.

The financing rate (defined as the ratio of net finance costs, excluding fair value adjustments to financial instruments not qualifying for hedge accounting, to average net financial debt for the period) increased from 5.27% in the first half of 2007 to 5.41% in the first half of 2008. This rate takes into account the settlements of interest rate options. Adjusted for these operations, the financing rate would have amounted to 5.66%.

Veolia Environnement	- 12 -	Update of the 2007 Reference Document

9.2.3.3 Income tax expense

The Group’s consolidated net income tax expense for the first half of 2008 amounts to €226.5 million, compared to €235.0 million for the period ended June 30, 2007.

Compared with the net income of continuing operations adjusted for this tax expense and related earnings, the apparent income tax rate was 26.0% in the first half of 2008, compared to 27.0% in the first half of 2007.

The change in the tax expense for the period ended June 30, 2008 is attributable to:

•   An improved outlook for the use of ordinary tax losses of the U.S. tax group, which should generate an additional deferred tax credit equivalent to the amount used in the first half;

•  A better outlook for the use of ordinary tax losses of the French tax group following the elimination of certain risks.

9.2.3.4 Share of net income of associates

The item decreased from €10.7 million for the period ended June 30, 2007 to €9.0 million for the period ended June 30, 2008.

9.2.3.5 Net income (loss) from discontinued operations

The net loss from discontinued operations decreased from €8.2 million for the period ended June 30, 2007 to €1.8 million for the period ended June 30, 2008. It concerns the Transportation activity in Denmark, which was sold in 2007.

9.2.3.6 Net income for the year attributable to minority interests

Net income for the year attributable to minority interests stood at €150.2 for the period ended June 30, 2008, compared to €143.4 million for the period ended June 30, 2007. The line item primarily concerns minority interests from subsidiaries in the Water division (€63.6 million), the Environmental Services division (€12.8 million), the Energy Services division (€68.2 million) and the Transportation division (€4.9 million).

For the period ended June 30, 2007, net income for the year attributable to minority interests represented €143.4 million. The line item mainly concerned minority interests from subsidiaries in the Water division (€60.5 million), the Environmental Services division (€10.0 million), the Energy Services division (€65.4 million) and the Transportation division (€6.9 million).

9.2.3.7 Net income for the year attributable to equity holders of the parent

Net income for the year attributable to equity holders of the parent amounted to €500.5 million for the period ended June 30, 2008, compared to €493.0 million for the period ended June 30, 2007. Recurring net income for the year attributable to equity holders of the parent amounted to €497.5 million for the period ended June 30, 2008, compared to €481.9 million for the period ended June 30, 2007.

Given the weighted average number of shares outstanding totaling 457.2 million for the period ended June 30, 2008 and 398.7 million for the period ended June 30, 2007, earnings per share attributable to equity holders of the parent stood at €1.09, compared to €1.22 for the period ended June 30, 2007 (adjusted for the share capital increase in July 2007). Recurring net income per share stood at €1.09 for the period ended June 30, 2008, compared to €1.19 for the period ended June 30, 2007 (adjusted for the share capital increase in July 2007).

Recurring net income for the period ended June 30, 2008 was determined as follows:

Half-year ended June 30, 2008 (€ million)	Recurring	Non recurring	Total	Comments
Operating income	1,300.1	5.6	1,305.7	2.3.1
Net finance costs	(426.3)	-	(426.3)	2.3.2
Other financial income and expenses	(9.4)	-	(9.4)	2.3.2
Income tax expense	(226.5)	-	(226.5)	2.3.3
Share of net income of associates	9.0	-	9.0	2.3.4
Net income from discontinued operations	-	(1.8)	(1.8)	2.3.5
Minority interests	(149.4)	(0.8)	(150.2)	2.3.6
Net income attributable to equity holders of the parent	497.5	3.0	500.5

Veolia Environnement	- 13 -	Update of the 2007 Reference Document

Recurring net income for the period ended June 30, 2007 was determined as follows:

Half-year ended June 30, 2007 (€ million)	Recurring	Non recurring	Total	Comments
Operating income	1,235.8	36.0	1,271.8	2.3.1
Net finance costs	(391.6)	-	(391.6)	2.3.2
Other financial income and expenses	(6.7)	(4.6)	(11.3)	2.3.2
Income tax expense	(232.2)	(2.8)	(235.0)	2.3.3
Share of net income of associates	10.7	-	10.7	2.3.4
Net income from discontinued operations	-	(8.2)	(8.2)	2.3.5
Minority interests	(134.1)	(9.3)	(143.4)	2.3.6
Net income attributable to equity holders of the parent	481.9	11.1	493.0

Recurring net income increased by 3.2% from €481.9 million to €497.5 million.

9.3 Financing

Net financial debt is as follows:

(€ million)	As of June 30, 2008	As of June 30, 2007
Net financial debt at opening	(15,125)	(14,675)
Cash flow from operation	2,163	2,009
Income taxes paid	(168)	(140)
Change in operating working capital requirements	(249)	(246)
Net cash from operating activities	1,746	1,623
Capital expenditures	(2,316)	(1,715)
Principal payments on operating financial assets	194	176
Proceeds on disposal	260	181
Change in other financial receivables	(106)	(13)
Net cash from investing activities	(1,968)	(1,371)
Dividends paid	(726)	(501)
Interest paid	(369)	(320)
Change in capital	(105)	119
Other changes (o/w exchange rates)	215	(75)
Change in net financial debt	(1,207)	(525)
Closing net financial debt	(16,332)	(15,200)

Net cash from operating activities increased from €1,623 million for the period ended June 30, 2007 to €1,746 million for the period ended June 30, 2008. The increase is essentially due to an improvement in the cash flow from operating cash flow.

Net cash used in investing activities amounted to €1,968 million for the period ended June 30, 2008, compared to €1,371 million for the period ended June 30, 2007. The €597 million increase compared to 2007 was mainly related to investments in the Bartin group companies in France for €189 million regarding Environmental Services, the Praterm group in Poland for €119 million with respect to Energy Services and an increase in capital expenditure for €131 million offset by the sale of the Jean Nicoli ship for €105 million concerning Transportation.

9.3.1 Cash flow from operation

Cash flow from operating totaled €2,163.2, including €2,151.0 million in operating cash flow (compared to €2,012.4 million for the period ended June 30, 2007) and €12.2 million in financial cash flow (compared to €(3.1) million for the period ended June 30, 2007).

Veolia Environnement	- 14 -	Update of the 2007 Reference Document

9.3.2 Operating working capital requirement

The operating working capital requirement remained relatively stable for the period ended June 30, 2008 compared to June 30, 2007, increasing from €(245.7) million in 2007 to €(249.1) million in 2008, primarily as a result of activity growth. This was reflected in a significant increase in trade receivables for Environmental Services, particularly in inventories. In the construction activity, several advances received at the end of 2007 with respect to major projects were used in the first half. These negative impacts were partially offset by the positive impact arising from the settlement of the Water division’s drainage receivables for the first half (Berlin contract).

9.3.3 Investments / Divestitures / Capital increases

9.3.3.1 Investments

(€ million)	Industrial investments (1)		Financial investments (2)		New operating financial assets
	As of June 30, 2008	As of June 30, 2007	As of June 30, 2008	As of June 30, 2007	As of June 30, 2008	As of June 30, 2007
Water	479	390	91	51	136	114
Environmental Services	464	358	273	88	28	8
Energy Services	183	175	178	117	35	11
Transportation	196	289	45	21	2	19
Other	28	7	6	2	17	-
TOTAL	1,350	1,219	593	279	218	152

(1)	Including assets purchased under finance leases
(2)	Excluding cash and cash equivalents of companies acquired

Industrial investments

Industrial investments (excluding assets purchased under finance leases) totaled €1,220.5 million for the first half of 2008, compared to €1,194 million for the first half of 2007, for an increase of 3.5%.

Industrial investments including assets purchased under finance leases totaled €1,350 million is as follows:

•   Water, for €479 million (+23% compared to 2007), including €186 million in growth investments and €293 million in maintenance-related investments (€230 million in 2007);

•   Environmental Services, for €464 million (+30% compared to 2007), including €97 million in growth investments and €367 million in maintenance-related investments. The increase in capital expenditure mainly reflects the growth of the Environmental Services division and the impact of 2007 acquisitions;

•   Energy Services, for €183 million (+4.6% compared to 2007), including €83 million in growth investments and €100 million in maintenance-related investments;

•   Transportation, for €196 million (-32% compared to 2007), including €46 million in growth investments and €150 million in maintenance-related investments. Investments for the period ended June 30, 2007 included the acquisition of the ship Jean Nicoli;

•   Maintenance-related investments totaled €912 million (or 5% of revenue), compared to €742 million for the first half of 2007.

Financial investments

Financial investments, including the €155 million net debt of companies acquired in the first half of 2008, totaled €748 million in the first half of 2008, compared to €344 million in the first half of 2007.

The 2008 financial investments totaling €748 million (including the net debt of acquired companies) are as follows:

•   €155 million in the Water division (compared to €37 million in 2007). The main financial investments concern the acquisition of Biothane (Solutions and Technologies) for €44.4 million and an additional interest in Askhelon in Israel for €91.1 million;

Veolia Environnement	- 15 -	Update of the 2007 Reference Document

•   €317 million in the Environmental Services division (compared to €86 million in 2007). The main financial investments concern the acquisition of Bartin Recycling Group for €189 million as well as various other investments in Europe;

•   €202 million in the Energy Services division (compared to €191 million in 2007). The main financial investments concern the acquisition of Praterm for €117 million;

•   €75 million in the Transportation division (compared to €26 million in 2007). The main financial investments concern the acquisition of Rail4Chem for €40 million.

New operating financial assets (IFRIC 12 and IFRIC 4 receivables)

New operating financial assets total €218 million in the first half of 2008, compared to €152 million in the first half of 2007 and are as follows:

•   €136 million in the Water division, for an increase of €22 million, mainly attributable to the Oman Sur BOT for €19 million;

•	€28 million in the Environmental Services division, for an increase of €20 million;
•	€35 million in the Energy Services division, for an increase of €24 million;
•	€2 million in the Transportation division, for a decrease of €17 million.

9.3.3.2 Divestitures

Divestitures (including net indebtedness) totaled €260 million and mainly comprised the sale of the Jean Nicoli ship in the Transportation division in the amount of €105 million.

Principal payments on operating financial assets totaled €194 million in the first half of 2008, compared to €176 million in the first half of 2007.

9.3.4 External financing

9.3.4.1 Agency ratings

As of June 30, 2008, Moody’s and Standard & Poor's rated VE SA as follows:

	Short-term	Long-term	Perspective	Recent events
Moody’s	P-2	A3	Stable	In April 2008, Moody’s confirmed the ratings awarded to Veolia Environnement on June 27, 2005.
Standard and Poor's	A-2	BBB+	Stable	In April 2008, Standard and Poor’s confirmed the rating awarded to Veolia Environnement on October 3, 2005 (end of the structural subordination on September 26, 2007)

9.3.4.2 Refinancing policy

Veolia Environnement pursued an active refinancing policy in the first half of 2008, aimed at strengthening its financial position and maintaining debt maturities.

The main debt facilities maturing in the first half of 2008 and either redeemed or refinanced were as follows:

•	€600 million Berlin acquisition debt maturing on January 15, 2008;
•	€300 million EMTN issue (series 20) maturing on February 15, 2008;
•	€700 million balance of the EMTN issue (series 1) maturing on June 27, 2008.

In addition, Veolia Environnement launched the following new bond issues for a total euro equivalent of €1,702 million as of June 30, 2008:

•   On January 8, 2008, Veolia Environnement reopened the GBP-denominated series 24 bond issue maturing in 2037 in the amount of GBP 150 million, bringing the total bond amount to GBP 650 million (euro equivalent of €820 million as of June 30, 2008);

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•   On March 14, 2008, Veolia Environnement reopened the EUR-denominated series 21 bond issue maturing in 2017 in the amount of €140 million, bringing the total bond amount to €1,140 million;

•   On April 1, 2008, Veolia Environnement issued for the first time the series 15 corporate bond issue indexed to European inflation and maturing in 2015, in the amount of €275 million, bringing the total bond amount to €875 million;

•   Due to the strengthening of the Group’s long-standing presence in the United States through the acquisition of TNAI (Energy Services division) in 2007, Veolia Environnement issued, on May 21, 2008, SEC-registered fixed-rate bonds totaling US$1.8 billion (euro equivalent of €1,142 million as of June 30, 2008) in three tranches (US$700 million maturing in 5 years, US$700 million maturing in 10 years and US$400 million maturing in 30 years). This first ever issue by VE on the US bond market will improve the balance between long-term cash flows generated in the US and local debt in US dollars.

No major bank financing was set up during the first half of 2008.

9.3.4.3 Group liquidity position

(€ million)	As of June 30, 2008	As of June 30, 2007
Undrawn banking lines :	5,025.0	5,025.0
Non-current undrawn syndicated loans *	4,000.0	4,000.0
Non-current undrawn credit lines	500.0	850.0
Current undrawn credit lines	525.0	175.0
Cash and cash equivalents	2,771.5	3,115.6
Total	7,796.5	8,140.6

* Maturing April 20, 2012

As of June 30, 2008, Veolia Environnement had a total liquidity of €7.8 billion, including cash in the amount of €2.8 billion.

9.3.4.4 Net financial debt structure

As of June 30, 2008, the net financial debt structure was as follows:

(€ million)	As of June 30, 2008	As of June 30, 2007
Non current borrowings	15,498.5	13,948.0
Current borrowings	2,694.2	3,805.0
Bank overdrafts and other cash position items	698.5	459.4
Sub-total borrowings	18,891.2	18,212.4
Cash and cash equivalents	(2,771.5)	(3,115.6)
Offset of fair value gains(losses) on hedging derivatives	212.7	27.7
Net financial debt	16,332.4	15,124.5

9.3.4.5 Maturity of long-term borrowings

Group long-term borrowings fall due as follows as of June 30, 2008:

(€ million)	Total	Amounts falling due in
		2 to 3 years	4 to 5 years	More than 5 years
Bond issues	10,501.3	77.2	2,530.2	7,893.9
Bank borrowings	4,997.2	1,527.3	1,126.2	2,343.7
Non current borrowings	15,498.5	1,604.5	3,656.4	10,237.6

Veolia Environnement	- 17 -	Update of the 2007 Reference Document

9.4 Forecast and 2009-2010 outlook

9.4.1 2008 Trends

The first half of the year was marked by a challenging economic and financial environment and by the progressives increased contribution of acquisitions and projects completed in 2007 and in early 2008.

In view of the results reported in the first half of the year and within the current economic and monetary conditions, Veolia Environnement expects, at current exchange rates, revenue growth of more than 12% and growth in cash flow from operations of approximately 6% for the full year 2008.

Nevertheless, these forecasts may be affected according to the change in certain external parameters:

•	Currency parities ;
•	Fuel costs ;
•	Average climatology ;
•	Economic situation in the United States and in Europe.

9.4.2 2009–2010 Outlook

Within this context, Veolia Environnement has set an objective to improve the profitability and to achieve an after-tax Return on Capital Employed (ROCE) of 10% at the end of 2010 as compared with an expected ROCE of between 9% and 9.5% in 2008.

This objective is set against the following elements and actions:

•   The progression of organic growth and the improved contribution of recent acquisitions;
•   The implementation of an accelerated and strengthened cost reduction plan with an objective of €400 million in total cost savings over two years (2009 – 2010), with a full year savings contribution in 2011;

•   An asset rotation program aimed at disposing at least €1.5 billion in assets by the end of 2009, of which €1 billion in disposals are to be completed or committed before the end of 2008;

•   A heightened selectivity of investments (in the range of €5 billion euros in 2008 and €4.5 billion in 2009);

•   The evolution of the Company’s organization favoring a geographic approach to increase the shared activities and support services and the pooling of capabilities, with an objective of reducing costs and maximizing commercial and operational efficiencies.

Taking into account this outlook, Veolia Environnement currently expects an increase of 10% in its dividend per share payable in 2009 for the fiscal year 2008.

Please also refer to Chapter 13 infra.

Veolia Environnement	- 18 -	Update of the 2007 Reference Document

12. Trends and Recent Developments

12.1 Trends

Events that are reasonably likely to influence Veolia Environnement’s prospects for the current financial year were disclosed by the Company on June 19, 2008 and are set forth in paragraph 12.2 below and in Chapter 13, paragraph 13.1 infra.

12.2 Recent Developments

Veolia Environnement

On May 6, 2008, Veolia Environnement published a press release on its consolidated revenues as of March 31, 2008.

The Company filed its US annual report (Form 20-F) for fiscal year 2007 with the US Securities and Exchange Commission on May 7, 2008.

On June 3, 2008, Veolia Environnement announced the signing of a contract with Artenius, a subsidiary of the chemical group known as La Seda de Barcelona. This contract covers the construction and operation of the production plant for all utilities (steam, electrical power, demineralised water, industrial gases, treatment of effluents) at its Sines work site in Portugal, where the group decided to build a production plant yielding 700,000 tons of terephthalic acid (PTA) per year, a raw material used in manufacturing polyester (PET). La Seda de Barcelona is the European leader and ranked third in the world in the polyester packaging sector. This contract, entered into for a term of 15 years, represents an estimated € 850 million in cumulative revenues.

On June 19, 2008, Veolia Environnement confirmed that it should be exceeding its revenue growth objectives for 2008, which had initially been set at 10%. It is understood that the sustained level of organic growth and the contribution of acquisitions made in 2007 and early 2008 largely compensated for the negative impact of the depreciation of most currencies against the Euro. Should the current value of the European currency against the principal currencies stay at the same level, it would reduce the contribution of the business activities conducted outside of the Euro zone, an area in which the group carries out more than a third of its business activities and generates more than a third of its operating income (in particular in the United States, the United Kingdom, and Asia), and have an impact on its operating income and operating cash flow. These aggregate figures will also be impacted by the increase in the price of oil products, even though this increase is mostly distributed, with a time lag, across the contractual indexation formulas. As such, Veolia Environnement announced that the growth of its operating cash flow on the basis of current exchange rates should settle around 6% as compared with 2007 and that the growth of the net income attributable to the group objective of 10% could be difficult to reach in 2008 without, however, calling into question the medium term growth and performance prospects.

On August 7, 2008, Veolia Environnement published its half-year results as of June 30, 2008. These half-year results are characterised by the strong growth in business activities and a good resilience in operating performances. Veolia Environnement announced that it launched a plan to reduce its costs and an asset rotation program in order to improve the profitability of its business activities and a strengthened selectiveness with respect to investments. In addition, on August 8, 2008, the Company made its half-year financial report at June 30, 2008 available to the public and filed this report with the French Autorité des marchés financiers.

Veolia Eau

On April 29, 2008, Veolia Eau announced that its Veolia Water AMI subsidiary secured a contract with the Water and Electrical Power Ministry of the Kingdom of Saudi Arabia for providing the treatment and distribution of drinking water and the gathering of waste water for the city of Riyad, the Kingdom’s capital. This represents not only the first delegated management contract for water services in Saudi Arabia, but also one of the largest contracts in terms of the number of people attended to (4.5 million inhabitants), and of the length of the drinking water (10,000 km) and waste water (4,500 km) networks entrusted to the management of Veolia Eau in the world. This contract, the term of which is 6 years, represents total cumulative revenues estimated at approximately € 40 million.

On May 19, 2008, OTV, a subsidiary of Veolia Eau Solutions & Technologies, secured two important engineering and contruction contracts with SIAAP (Syndicat Interdépartemental pour l’Assainissement de l’Agglomération Parisienne or “Interdepartmental Syndicate for the Sanitation of the Paris Urban Area”). Representing groups of companies on both projects, Veolia Eau will be responsible for ensuring compliance with DERU standards (Directive sur les Eaux Résiduaires Urbaines, or “Directive on Urban Waste Water”) of the Seine Aval wastewater treatment plant (located in Achères), the largest wastewater treatment site in Europe. The second contract concerns the design and construction of the second tranche of the Seine Grésillons wastewater treatment plant. This project aims to triple this plant’s treatment capacity. Both of these contracts represent total cumulative revenues for the period estimated at € 224.1 million for Veolia Eau’s portion of such projects.

On June 9, 2008, Veolia Eau announced that it secured a contract in India for the design, construction, and operation of a drinking water treatment plant with a capacity of 240,000 m3/day for the city of Nagpur (2.5 million inhabitants) in the State of Maharashtra. The construction phase for this plant will span across a period of 30 months and will be followed by a period of 15 years during which Veolia Eau will operate the plant. This contract represents cumulative revenues estimated at € 24 million.

Veolia Environnement	- 19 -	Update of the 2007 Reference Document

On July 30, 2008, Veolia Eau announced that it signed a contract with the Abu Dhabi Water and Electricity Authority (ADWEA) covering the financing, design, construction, and operation of two new wastewater treatment plants for the cities of Abu Dhabi and Al Ain in the United Arab Emirates. The ADWEA is also part of the financing of this project, as well as Besix, a Belgian group responsible for the civil engineering portion of the construction of both plants and which will be involved in one third in the operation of the plants. After an initial two and a half year construction period, Veolia Eau will be in charge of the operation of both wastewater treatment facilities for a period of 22.5 years. The contribution of this project to Veolia Eau’s consolidated revenues is estimated at € 364 million over the course of 25 years.

Veolia Transport

On June 12, 2008, Veolia Transport announced that the municipal authorities of Bilbao (Spain) entrusted it with the management, as of August 1, 2008, of the urban bus network of their city, the population of which is approximately 400,000 inhabitants. The contract, signed for a term of 8 years with an option to extend for an additional two years, should generate cumulative revenues estimated at approximately € 305 million over the course of the first 8 years.

On September 2, 2008, Veolia Transport announced that NordWestBahn (NWB), its German subsidiary, will as of December 2010 manage the entire regional express network that connects the states of Bremen and Lower Saxony in Germany. The term of this contract is 11 years and covers the operation of four rail lines totalling 270 kilometers in length that will service a population of 660,000 inhabitants. This contract will generate cumulative revenues estimated at € 500 million over the period.

Veolia Environnement	- 20 -	Update of the 2007 Reference Document

13. Profit Forecasts or Estimates

13.1 Forecasts

The first six months of the 2008 fiscal year were highlighted by a difficult economic and financial climate and by gradual impact of the acquisitions and projects completed in 2007 and in early 2008.

Given this context, and taking into account in particular the evolution of the Euro as compared with the other main currencies and the increase in the price of oil products, the Company announced in a press release dated June 19, 2008 that it would be difficult to reach a growth of the net income attributable to the group of 10% for 2008, without calling into question the medium term growth and performance prospects. However, in light of the results observed at the end of June and under current economic and monetary conditions, Veolia Environnement expects, at current exchange rates, to post revenue growth higher than 12% and operating cash flow growth of approximately 6% for 2008 as a whole.

These objectives are based principally on the following assumptions: (i) exchange rate parity determined at the Group level and interest rate fluctuations (ii) treated or distributed volume estimates based in particular on historical experience, (iii) estimates relating to annual price adjustments on long-term contracts, (iv) estimates as to changes in market prices in certain segments of the Waste Management activity, (v) impact of the policy to control operating costs and impact of their evolution, (vi) price of energy, (vii) weather conditions, and (viii) effect of the development of existing contracts and impact of recent commercial developments and of acquisitions. Such projections could possibly be modified according to the evolution of certain external parameters such as the change in monetary parities and in the cost of fuels, the average climatology and the economic conditions in the United States and in Europe. In addition, certain of these data, assumptions and estimates result from or are based upon, in whole or in part, conclusions or decisions of the management bodies of Veolia Environnement and its subsidiaries, which may change or be modified in the future.

The profit forecasts, statements and prospective information are in particular based on data, assumptions and estimates mentioned above and considered to be reasonable by Veolia Environnement. These prospective statements are dependent on facts and circumstances that should occur in the future. They do not constitute historical data and cannot be interpreted as guarantees of future results. By their nature, these data, assumptions and estimates, as well as the elements used to determine such statements and prospective information, may not occur, and could possibly change or be modified. In addition, the materialisation of certain risks described in Chapter 4 (Risk factors) of the 2007 Reference Document could possibly have an impact on the Group’s business activities and its ability to attain the projections, statements, and prospective information set forth above.

13.2 Statutory Auditors’ Report on Profit Forecasts

This is a free translation into English of the statutory auditor’s report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To M. Henri Proglio, CEO of Veolia Environnement,

In our capacity as Statutory Auditors and in compliance with the EU Regulation N° 809/2004, we hereby report on the profit forecasts of Veolia Environnement, which is included in section 13 (section 13.1) of its update of the 2007 “document de reference” registered by the French stock exchange regulatory body (AMF) on September 25, 2008.

These forecasts and underlying significant assumptions were prepared under your responsibility, in accordance with the EU Regulation N° 809/2004 and the relevant CESR guidance.

It is our responsibility to express our conclusion, pursuant to Appendix 1, paragraph 13.2 of the EU Regulation N° 809/2004, as to the proper compilation of forecasts.

We have performed those procedures which we considered necessary in accordance with professional guidance issued by the national auditing body (compagnie nationale des commissaires aux comptes). Our work consisted in an assessment of the preparation process for the forecasts, as well as the procedures implemented to ensure that the accounting methods applied are consistent with those used for the preparation of the historical financial information of Veolia Environnement. We also gathered all the relevant information and explanations that we deemed necessary to obtain reasonable assurance that the forecasts have been properly compiled on the basis stated.

It should be noted that, given the uncertain nature of forecasts, the actual figures are likely to be significantly different from those forecast and that we do not express a conclusion on the achievability of these figures.

We conclude that:

•	The forecasts have been properly compiled on the basis stated;
•	The accounting methods applied in the preparation of these forecasts are consistent with the accounting principles adopted by Veolia Environnement

This report is issued for the sole purpose of the update of the 2007 ”document de reference” and the public offering, in

Veolia Environnement	- 21 -	Update of the 2007 Reference Document

France and any other EU country - realised on the basis on the prospectus registered with the French Stock Exchange regulatory body (AMF). It may not be used in any other context.

Paris-La-Défense and Neuilly-sur-Seine, September 25, 2008.

The Statutory Auditors

French original report signed by

KPMG Audit Department of KPMG SA		ERNST & YOUNG et Autres
Jay Nirsimloo	Baudouin Griton	Jean Bouquot	Patrick Gounelle

13.3 Objectives and Future Outlook3

Objectives and future outlook for 2009-2010

Within the context stated in paragraph 13.1 above, Veolia Environnement has set as its objective to improve its profitability and to reach a rate of return on its employed capital (ROCE) of 10% after taxes by the end of 2010 as compared with an expected ROCE between 9 and 9.5% in 2008.

This objective is set according to the following elements and actions: (i) the increase in organic growth and the improvement of the contribution of recent acquisitions, (ii) the implementation of an accelerated and amplified program for the reduction of costs in the total amount of € 400 million over the course of 2 years (2009-2010) with an impact in the full year 2011, (iii) an assets rotation program based on the disposals of at least € 1.5 billion by the end of 2009, of which € 1 billion completed or undertaken before the end of 2008 (iv) a strengthened selectiveness with respect to investments, relating to amounts of approximately € 5 billion in 2008 and € 4.5 billion in 2009, and (v) a change in the organisation of the Group setting favoring, on a geographical basis, the availability of support services to all business activities and the pooling of expertise, in order to reduce costs and to promote greater commercial and operating efficiency.

Given these objectives, the Company plans to increase the dividend per share paid out in 2009 with respect to 2008 by 10%.

Prospective information set forth in this paragraph is uncertain and is likely to evolve or to be modified, and should not be used to establish profit forecasts or estimates.

_________________________

 3 These objectives are not part of the prospective information subject to the statutory auditors’ report appearing in paragraph 13.2.

Veolia Environnement	- 22 -	Update of the 2007 Reference Document

17. Employees – Human Resources

17.3 Stock Option Plans

17.3.3 Company Stock Option Plans

The following table outlines the share subscription and purchase plans as of September 1, 2008:

	Subscription Options	Subscription Options	Subscription Options	Subscription Options	Subscription Options	Subscription Options
	2007 Plan N° 7	2006 Plan N° 6	2004 Plan N° 5	2003 Plan N° 4	2002 Plan N° 3	2001 Plan N° 2
Date of the Shareholders’ Meeting	05/11/2006	05/12/2005	05/12/2004	04/25/2002	06/21/2000	06/21/2000
Date of the Management Board Meeting or Board of Directors’ Meeting	07/17/2007	03/28/2006	12/24/2004	03/24/2003	01/28/2002	02/08/2001
Total number of options originally allocated	2,490,400	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000
Total number of shares originally granted	2,490,400	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000
Total number of shares after legal adjustments	2,490,400	4,110,406*	3,392,012*	5,164,390*	4,657,903*	3,578,039*
Of which: number of directors receiving grants	6	7	7	6	5	6
Of which: number of employees receiving grants	557	1,378	1,087	1,740	1,400	1,500
Number of options remaining to be exercised as of September 1, 2008	2,419,900**	3,895,139**	3,101,839**	1,618,539**	1,935,603**	1,382,525**
Beginning date for exercise	07/18/2011	03/29/2010	12/25/2007	03/25/2006	01/29/2005	02/09/2004
Expiration Date	07/17/2015	03/28/2014	12/24/2012	03/24/2011	01/28/2010	02/08/2009
Exercise Price	€ 57.05	€ 44.03***	€ 24.32***	€ 22.14***	€ 36.65***	€ 40.59***
Options exercised	0	1,300	227,819	3,116,499	2,346,336	1,989,853

*        Number of shares after subtraction, where applicable, of the options cancelled due to beneficiaries’ departure from the Company, and adjusted to take into account transactions having affected the Company’s share capital (issuance of stock subscription warrants on December 17, 2001 and share capital increases with preferential subscription rights completed on August 2, 2002 and July 10, 2007).

**      Number of options after subtraction of exercised options and adjustments of the entitlements resulting from changes in beneficiaries’ status.

***     Adjusted exercise prices to take into account transactions having affected the Company’s share capital (issuance of stock subscription warrants on December 17, 2001 and share capital increases with preferential subscription rights completed on August 2, 2002 and July 10, 2007).

A plan of options to purchase shares (Plan #1) granted to managers and employees of the Veolia Environnement Group had been implemented following a decision dated June 23, 2000 of the Management Board acting pursuant to the authorization granted by the Company’s General Shareholders’ Meeting dated June 23, 2000. These options could be exercised between June 24, 2003 and June 23, 2008 for an exercise price of € 31.41, following adjustments to take into account transactions having affected the Company’s share capital. As of the expiration date of the plan, a total number of 457,962 shares had been acquired by managers and employees of the Group following the exercise of such stock options.

For information on the potential dilution related to share subscription options and free shares, please refer to Chapter 21, paragraph 21.1.5 infra.

Veolia Environnement	- 23 -	Update of the 2007 Reference Document

18. Principal Shareholders

18.1 Shareholders of Veolia Environnement as of June 30, 2008

The table below shows the number of shares and percentage of share capital and corresponding voting rights held by the shareholders known to Veolia Environnement as of June 30, 2008. To the best of the Company’s knowledge, no shareholder other than those listed below directly or indirectly held approximately 4% or more of the Company’s shares or voting rights as of the date of this update and the Company has not received any declarations of the crossing of thresholds by shareholders other than those mentioned under the table below.

Shareholders as of June 30, 2008	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Caisse des Dépôts et Consignations (1)	47,231,314	10.01	47,231,314	10.34
Capital Research Global Investors (2)	32,438,090	6.88	32,438,090	7.10
Groupe Groupama (3)	26,302,060	5.58	26,302,060	5.76
EDF (4)	18,287,428	3.88	18,287,428	4.00
Veolia Environnement (5)	15,130,906	3.21	0	0
Public and other investors	332,372,958	70.45	332,372,958	72.79
Total	471,762,756	100.00	456,631,850	100.00

(1)

According to the declaration of the Caisse des Dépôts et Consignations to the Company. To the Company’s knowledge, the most recent declarations on the crossing of thresholds and on intentions of the Caisse des Dépôts et Consignations occurred on December 19, 2006 (Décision et Information AMF n°206C2344 dated December 22, 2006). The Caisse des Dépôts et Consignations declared that it was acting alone and that it may purchase additional shares based on market conditions, but that it did not intend to take control over the Company.

(2)

Capital Research and Global Investors (“Capital Research”) is a management company acting on behalf of its clients (U.S. mutual funds). Based on Capital Research’s declaration to the US Securities and Exchange Commission dated February 11, 2008. To the Company’s knowledge, Capital Research’s most recent declaration on the crossing of thresholds is dated January 9, 2007 (Décision et Information AMF n°207C0072, dated January 10, 2007).

(3)

According to Groupama’s declaration to the Company. To the Company’s knowledge, Groupe Groupama’s most recent declaration on the crossing of thresholds is dated December 30, 2004 (Décision et Information AMF n° 205C0030 dated January 7, 2005).

(4)

According to the records on registered shareholders as of June 30, 2008 established by Société Générale (institution acting as account manager). To the Company’s knowledge, EDF’s most recent declaration on the crossing of thresholds is dated December 30, 2002 (Euronext opinion (“avis”) n° 2002-4424 dated December 31, 2002). EDF declared that it held 16 155 492 Veolia Environnement shares as of that date. EDF further declared that, in accordance with the terms of the November 24, 2002 amendment to the agreement dated June 24, 2002 and described in Chapter 18, paragraph 18.2 of the 2007 Reference Document, that the acquisition of the Company shares represented a financial investment for EDF, that it did not seek to influence the Company’s management, and that it would exercise the voting rights with the sole aim of increasing the value of its investment.

(5)

Number appearing in the monthly declaration of transactions carried out by Veolia Environnement with respect to its own securities. This declaration was filed with the Autorité des marchés financiers (French market authority) on July 8, 2008.

The voting right that is attached to the shares is proportional to the portion of the share capital that they represent. Each share gives the right to one vote. There are no double voting rights.

To the best of the Company’s knowledge, there are no commitments linking one or more other shareholders of the Company and there are neither clauses of shareholder agreements or other agreements to which the Company is a party that could possibly have a significant impact on the price of its security, nor a shareholder agreement or other agreement of this nature to which one of the Company’s significant non-listed subsidiaries is a party other than the one concluded with EDF mentioned in Chapter 22 and Chapter 20, paragraph 20.1, notes 41 and 43 of the consolidated financial statements included in the 2007 Reference Document as well as in Chapter 20, paragraph 20.6 (note 26 of the half-year consolidated financial statements) of this update.

No third party exercises control over Veolia Environnement and to the best of the Company’s knowledge, there are no agreements the implementation of which might, at a later date, result in a change of control or a takeover of the Company.

Veolia Environnement	- 24 -	Update of the 2007 Reference Document

20. Financial Information concerning the Assets, Financial Position, and Results of the Issuer

20.3 Dividend Distribution Policy

20.3.1 Dividends paid out in the past five fiscal years

(in euros)	2003	2004	2005	2006	2007
Gross dividend per share	* 0.825/0.605	0.68	0.85	1.05	1.21
Net dividend per share	0.55	** 0.68	*** 0.85	*** 1.05	1.21
Dividend tax credit	* 0.275/0.055	n/a	n/a	n/a	n/a
Amount of dividends distributed (excluding the tax credit)	217,917,234	265,417,221	336,340,679	419,701,966	553,459,872

n/a : not applicable.

*

The dividend tax credit is equal to € 0.275 per share for shareholders who are corporate bodies benefitting from the parent-subsidiary regime (the “regime mère-fille”) and who are physical persons, and equal to 0.055 per share for shareholders who are corporate bodies that do not benefit from the parent-subsidiary regime.

**	Individual shareholders will benefit from a 50 % discount on the amount of such dividends.
***	Individual shareholders will benefit from a 40 % discount on the amount of such dividends.

The distribution of a dividend of € 1.21 per share, for each of the Company shares granting dividend entitlement as of January 1, 2008, was decided on by the Combined Shareholders’ Meeting dated May 7, 2008. The dividend coupon was detached from the share on May 22, 2008 (ex date) and paid starting on May 27, 2008 based on the number of shares entitled to dividend on the night of May 26, 2008 (record date).

As of December 31, 2007, the share capital was composed of 470,719,806 shares, including 15,120,654 treasury shares. The total distribution amount has been adjusted according to the total number of new shares created following the exercise of share subscription or share purchase options and of treasury shares held by Veolia Environnement at the date of payment, it being specified that the treasury shares do not benefit from dividend entitlement.

20.3.2 Dividend Distribution Policy

The Company’s dividend policy is determined by its Board of Directors, which may consider a number of factors in setting such policy, including in particular the Company’s financial performance and net income, as well as the dividends distribution policy of the main French and international companies within the same sector.

The Company cannot guarantee the amount of dividends that may be paid in respect of any given fiscal year. However, the Company plans to increase by 10 % the dividend per share paid out in 2009 with respect to 2008 (please refer to paragraph 13.3 supra)4 and a dividend distribution rate of more than 50 % of recurring net income.

20.4 Litigation

The most significant litigation involving the Company or its subsidiaries is described in chapter 20, paragraph 20.4 of the 2007 Reference Document and below.

Other than as described below, there are no other current or threatened legal, governmental or arbitral proceedings involving the Company or its subsidiaries that either had during the past twelve months or that may in the future have a material adverse effect on the results of operations or financial condition of the Company or the Group.

Sade

In April 2000, Sade, a subsidiary of Veolia Eau, and 40 other companies received notice from the French Competition Council of a complaint alleging anticompetitive agreements among these companies in respect of 44 public sector construction contracts in the Ile-de-France region (which includes Paris and its suburbs). These companies, including Sade, filed their responses to the complaint in September 2000. The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction contracts subject to scrutiny. The companies filed responses to the new complaint in January 2002. However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints. In response to the report received in August 2005, Sade filed a response in October 2005 that contested the Council’s complaint on the merits as well as based on irregularities in the complaint procedure that undermined its right to a proper defense, as well as the lack of proof of Sade’s alleged anti-competitive behavior in

_________________________

4This objective is not part of the profit forecast information that is subject to the Statutory Auditors’ Report appearing in paragraph 13.2 supra.

Veolia Environnement	- 25 -	Update of the 2007 Reference Document

certain markets. On March 21, 2006, the Council retained complaints against Sade in respect of two markets, and imposed a fine of €5.4 million relating to this matter. Sade has accrued a reserve in its accounts to cover this litigation, and appealed this decision before the Paris Court of Appeals on June 16, 2006. Hearings of the Court of Appeals took place on March 26 and 27, 2008. On June 24, 2008, the Court decided that there were not grounds for sanctioning Sade. The €5.4 million fine was reimbursed to Sade by the French State on July 29, 2008. However, eleven companies appealed the decision of the Court of Appeals to the French Supreme Court which makes it impossible at this stage to determine the potential outcome for Sade.

Veolia Water North America Operating Services

In 2002, Veolia Water North America Operating Services (“VWNAOS”), a Company’s subsidiary, entered into a ten-year contract with the city of Atlanta, representing annual revenues of US$10 million. This contract involves the operation of slurry and effluent treatment plants for the city, the maintenance and renovation of equipment engineering of equipment and the design and planning of a construction program for plant renovation. On June 19, 2006, VWNAOS brought an action against the city of Atlanta before the United States District Court, alleging the city’s failure to respect its investment obligations, reimburse additional costs of operation and pay bills issued in consideration for services provided. VWNAOS estimates its damages to be at least US$25 million, excluding damages resulting from further adjustments which may arise over the course of the procedure. On July 10, 2006, the city of Atlanta unilaterally cancelled the contract and, in turn, brought an action against VWNAOS, alleging VWNAOS’ failure to fulfill certain of its obligations during the execution of the contract. The city is seeking indemnities of approximately US$35 million against VWNAOS and has also brought an action against Veolia Environnement directly in its capacity as VWNAOS’s guarantor under the contract. In connection with this dispute, the city has drawn on the US$9.5 million bank guarantee issued to VWNAOS at the start of the contract. VWNAOS believes this move is unjustifiable. A discovery procedure allowing each party to request documents from the other began on September 1, 2006 and is closed at this stage. Veolia Environnement contests the city’s claims and intends to defend itself vigorously. A trial date has not yet been set by the District Court. At this point in the procedure, the Company believes that this matter will not have a significant impact on its financial situation.

In April 2008, two subsidiaries of the Company, Veolia Water North America Operating Services and Veolia Water Indianapolis (VWI), were named as defendants in two putative class action lawsuits filed in Indiana state courts, in which the plaintiffs have alleged that the meter-reading practices used by VWI for Indianapolis customers were inconsistent with VWI’s contract with the local water authority and state consumer protection law. The plaintiffs have claimed that VWI billed customers on the basis of estimates of water usage, rather than actual usage, more frequently than the contract permitted, resulting in overcharges that, while later credited to the customers, deprived the customers of their money for a period of time. They have also claimed that the methodology used to estimate water usage was flawed and not approved under relevant regulations. The plaintiffs are seeking to certify a class of similarly situated residential water customers. VWI believes that its billing and meter reading practices complied with its contract and relevant laws and regulations, and that the claims of the plaintiffs are without merit. It intends to defend its interests vigorously. While the early stage of these lawsuits makes it impossible to determine the potential loss, the Company believes that these lawsuits will not materially and adversely affect its financial position or results.

Veolia Transport

On September 12, 2008, a commuter train operated by Connex Railroad LLC, a wholly-owned subsidiary of Veolia Transportation, on behalf of its client, Southern California Regional Rail Authority, collided with a Union Pacific freight train in Chatsworth, CA. The collision resulted in the death of 26 people and the injury of many more. An investigation into the facts and circumstances of the matter is underway and is being led by the National Transportation Safety Board, an agency of the U.S. government and related California state agencies. Veolia Transport is fully cooperating in this investigation. While the early stage of this investigation makes it impossible to determine the potential loss, the Company believes that any claims arising out of this matter will not materially and adversely affect its financial position or results.

Société Nationale Maritime Corse Méditerranée (SNCM)

On September 19, 2006, CMN and Corsica Ferries filed a complaint before the Competition Council alleging anti-competitive practices by SNCM, a company controlled by Veolia Transport which owns 28% of its share capital, the Corsican Regional Authority (Collectivité Territoriale Corse) and the Corsican Transportation Bureau (l’Office des Transports Corse) intended to restrict or eliminate competition during the call for tenders for the Marseille-Corsica public transport delegation contract. In December 2006, the Competition Council held that the cartel claim against the Corsican Regional Authority, the Corsican Transportation Bureau and SNCM was inadmissible, and rejected claims regarding the excessive subsidies and crossed subsidies raised by Corsica Ferries. On the other hand, the Competition Council found that the global and indivisible offer of the SNCM was likely to constitute an abuse of dominant position. Although it relates to a call for tenders which was cancelled by a decision of the Conseil d’Etat in December 2006, the Competition Council investigated the case and a hearing will take place on December 9, 2008.

Before the Competition Council, Corsica Ferries also contended that the CMN / SNCM grouping formed an anti-competitive cartel based on an unlawful pooling arrangement, that the grouping formed an abuse of a dominant position and that the size of the subsidy requested by the grouping in its tender suggested an abuse of a dominant position. The Competition Council dismissed Corsica Ferries’ claims concerning the grouping and pooling arrangements on April 6, 2007. Proceedings with respect to the claim of excessive subsidy are underway, but the Competition Council’s investigation has been suspended pending a decision on the merits of the first case above.

Veolia Environnement	- 26 -	Update of the 2007 Reference Document

The initial bid process was delayed by administrative court proceedings, ending in a decision by the Conseil d’Etat in December 2006. Following this decision, the Corsican Regional Authority launched a second bid process and the contract was subsequently awarded to the CMN / SNCM group on June 7, 2007. Following a new complaint of Corsica Ferries with respect to this second bid process, its request for the cancellation of the decision awarding the contract to the CMN / SNCM group was dismissed by a decision of the administrative court of Bastia on January 24, 2008. Corsica Ferry appealed this decision.

Finally, the acquisition of 28% of the share capital of SNCM by Veolia Transport was conditioned upon the approval by the European Commission of the privatization conditions with respect to state aids. The French State was in charge of this process and filed its conclusions with the Commission on November 16, 2006 and April 27, 2007. The European Commission declared on July 8, 2008 that the amounts paid by the French State in connection with the privatization process do not constitute state aids. As of today, the decision of the Commission is not published.

20.5 Material Changes in Financial Condition or Commercial Position

There has been no significant change in the financial condition or commercial position of the Company since the close of the 2007 fiscal year.

Events that are reasonably likely to influence Veolia Environnement’s prospects for the current financial year are set forth in Chapter 12, paragraph 12.2 and in Chapter 13, paragraph 13.1 supra.

Veolia Environnement	- 27 -	Update of the 2007 Reference Document

20.6 Interim Financial Information

20.6.1 Consolidated Financial Statements for the half-year ended June 30, 2008

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET - ASSETS (€ million)	Notes	As of June 30, 2008	As of December 31, 2007
Goodwill	4	7,190.9	6,913.2
Concession intangible assets	5	2,992.6	2,989.2
Other intangible assets	6	1,676.9	1,706.4
Property, plant and equipment	7	9,460.5	9,203.2
Investments in associates		304.5	292.1
Non-consolidated investments		242.1	256.1
Non-current operating financial assets	8	5,236.4	5,272.4
Non-current derivative instruments - Assets	23	187.7	123.7
Other non-current financial assets	9	896.8	746.0
Deferred tax assets		1,490.9	1,468.1
Non-current assets		29,679.3	28,970.4
Inventories and work-in-progress	10	1,039.2	839.4
Operating receivables	10	12,873.8	12,459.4
Current operating financial assets	8	399.9	355.2
Other current financial assets	11	292.1	330.0
Current derivative instruments - Assets	23	64.0	114.4
Cash and cash equivalents	12	2,771.5	3,115.6
Current assets		17,440.5	17,214.0
Assets classified as held for sale		6.2	122.5
Total assets		47,126.0	46,306.9

CONSOLIDATED BALANCE SHEET – EQUITY AND LIABILITIES (€ million)	Notes	As of June 30, 2008	As of December 31, 2007
Share capital		2,362.7	2,358.8
Additional paid-in capital		9,196.9	9,179.5
Reserves and retained earnings attributable to equity holders of the parent		(4,165.6)	(3,925.4)
Minority interests		2,494.4	2,577.8
Equity	13	9,888.4	10,190.7
Non-current provisions and other debt	14	2,189.5	2,138.9
Non-current borrowings	15	15,498.5	13,948.0
Non-current derivative instruments – Liabilities	23	290.8	163.8
Deferred tax liabilities		1,846.5	1,794.7
Non-current liabilities		19,825.3	18,045.4
Operating payables	10	13,142.3	12,944.8
Current provisions	14	826.4	825.7
Current borrowings	16	2,694.2	3,805.0
Current derivative instruments – Liabilities	23	46.2	34.0
Bank overdrafts and other cash position items		698.5	459.4
Current liabilities		17,407.6	18,068.9
Liabilities directly associated with assets classified as held for sale		4.7	1.9
Total equity and liabilities		47,126.0	46,306.9

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement	- 28 -	Update of the 2007 Reference Document

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Half-year ended June 30, 2008	Half-year ended June 30, 2007	Year ended December 31, 2007
Revenue	17	18,091.7	15,461.6	32,628.2
o/w revenue from operating financial assets		181.4	174.5	345.1
Cost of sales		(14,976.5)	(12,671.6)	(26,929.6)
Selling costs		(318.2)	(248.2)	(551.3)
General and administrative expenses		(1,503.6)	(1,280.7)	(2,757.0)
Other operating revenue and expenses		12.3	10.7	106.6
Operating income	18	1,305.7	1,271.8	2,496.9
Finance costs	19	(501.2)	(461.6)	(969.6)
Finance income	19	74.9	70.0	152.5
Other financial income and expenses	20	(9.4)	(11.3)	1.4
Income tax expense	21	(226.5)	(235.0)	(420.1)
Share of net income of associates		9.0	10.7	16.9
Net income from continuing operations		652.5	644.6	1,278.0
Net income from discontinued operations		(1.8)	(8.2)	(23.2)
Net income for the period		650.7	636.4	1,254.8
Minority interests	22	150.2	143.4	326.9
Attributable to equity holders of the parent		500.5	493.0	927.9

(in euros)
Net income attributable to equity holders of the parent per share
Diluted		1.09	1.21	2.13
Basic		1.09	1.22	2.16
Net income from continuing operations attributable to equity holders of the parent per share
Diluted		1.09	1.23	2.19
Basic		1.10	1.24	2.21

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement	- 29 -	Update of the 2007 Reference Document

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Half-year ended June 30, 2008	Half-year ended June 30, 2007	Year ended December 31, 2007
Net income for the year attributable to equity holders of the parent		500.5	493.0	927.9
Minority interests	22	150.2	143.4	326.9
Operating depreciation, amortization, provisions and impairment losses		917.3	836.2	1,816.7
Financial amortization and impairment losses		2.9	6.9	8.0
Gains (losses) on disposal and dilution		(39.3)	(68.3)	(173.5)
Share of net income of associates		(9.0)	(10.7)	(16.9)
Dividends received	20	(6.5)	(6.5)	(8.8)
Finance costs and finance income	19	426.3	391.6	817.1
Income tax expense	21	226.5	235.0	420.1
Other items		(5.7)	(11.3)	101.9
Operating cash flow before changes in working capital		2,163.2	2,009.3	4,219.4
Changes in working capital	10	(249.1)	(245.7)	(167.1)
Income taxes paid		(168.0)	(140.4)	(417.7)
Net cash from operating activities		1,746.1	1,623.2	3,634.6
Capital expenditure		(1,235.9)	(1,193.6)	(2,518.7)
Proceeds on disposal of intangible assets and property, plant and equipment		196.6	110.4	212.9
Purchases of investments		(542.3)	(276.9)	(1,835.4)
Proceeds on disposal of financial assets		46.7	65.1	181.7
Operating financial assets:	8
New operating financial assets		(203.0)	(151.6)	(404.1)
Principal payments on operating financial assets		193.7	176.2	360.7
Dividends received		9.4	9.3	15.3
New non-current loans granted	9	(133.2)	(27.6)	(65.0)
Principal payments on non-current loans	9	18.9	25.1	61.6
Net decrease(increase) in current loans	11	7.9	(10.5)	(27.4)
Net cash used in investing activities		(1,641.2)	(1,274.1)	(4,018.4)
Net increase/(decrease) in current borrowings	16	(1,571.9)	346.8	(1,534.5)
New non-current borrowings and other debt	15	2,310.9	1,078.3	2,060.4
Principal payments on non-current borrowings and other debt	15	(141.7)	(212.5)	(1,362.9)
Change in capital *		(102.5)	102.0	3,039.2
Purchases of treasury shares		(1.8)	16.8	18.9
Dividends paid		726.9)	(502.1)	(564.3)
Interest paid		(472.0)	(388.4)	(716.0)
Net cash from(used in) financing activities		(705.9)	440.9	940.8
Net cash at the beginning of the year		2,656.2	2,202.0	2,202.0
Effect of foreign exchange rate changes		17.8	12.2	(102.8)
Net cash at the end of the year		2,073.0	3,004.2	2,656.2
Cash & cash equivalents	12	2,771.5	3,688.5	3,115.6
Bank overdrafts and other cash position items		698.5	684.3	459.4
Net cash at the end of the year		2,073.0	3,004.2	2,656.2

The accompanying notes are an integral part of these consolidated financial statements.

* The amount of -€102.5 million corresponds for -€131.2 million to the settlement of the rainwater receivable issue related to Berlin contract in the Water Division.

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STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(€ million)	Half-year ended June 30, 2008	Half-year ended June 30, 2007	Year ended December 31, 2007
Net income for the year	650.7	636.4	1,254.8
Actuarial gains or losses on pension obligations	(84.7)	120.3	88.0
Fair value adjustments on available-for-sale assets	(1.8)	(1.1)	33.7
Fair value adjustments on cash flow hedge derivative instruments	32.6	26.1	8.8
Foreign exchange gains and losses:
on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(116.5)	(21.3)	(251.5)
on the net financing of foreign investments	34.5	(1.4)	(5.5)
Income and expenses recognized directly in equity	(135.9)	122.6	(126.5)
Total income and expenses recognized	514.8	759.0	1,128.3
Attributable to equity holders of the parent	305.4	605.0	778.5
Attributable to minority interests	209.4	154.0	349.8

The accompanying notes are an integral part of these consolidated financial statements.

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NOTE 1. ACCOUNTING PRINCIPLES AND METHODS

1.1 Basis of preparation as of June 30, 2008

The condensed consolidated interim financial statements of the Veolia Group (the “Group”) for the half-year ended June 30, 2008 were prepared in accordance with IAS 34 Interim financial reporting. They do not include all the disclosures required under IFRS and must be read in conjunction with the Group financial statements for the year ended December 31, 2007.

The Veolia Environnement condensed consolidated interim financial statements for the half-year ended June 30, 2008 were prepared under the responsibility of the Board of Directors on August 6, 2008.

1.2 Main accounting methods

The accounting principles used for the preparation of the condensed consolidated interim financial statements are in accordance with the IFRS standards and interpretations adopted by the European Union and approved by the IASB on June 30, 2008. These accounting principles are identical to those used for the preparation of the consolidated financial statements for the year ended December 31, 2007, except for the adoption of the following new standards and interpretations: IFRIC 11 IFRS 2 – Group and Treasury Share Transactions, which had no impact on the Group consolidated financial statements for the half-year ended June 30, 2008.

It should be noted that the Group opted for the early adoption as from fiscal 2006 of the interpretation IFRIC 12 Service Concession Arrangements which is now mandatory as of January 2008, but which has yet to be approved by the European Union.

The interpretation IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction is subject to mandatory adoption in fiscal periods beginning on or after January 1, 2008, but has not yet been

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approved by the European Union. It had no impact on the Group consolidated financial statements for the half-year ended June 30, 2008.

The Group has not opted for the early adoption of the standard IFRS 8 Operating segments, which supersedes IAS 14 Segment Reporting and is applicable to the Group as of January 1, 2009. The Group is currently assessing any possible impacts.

Climatic conditions combined with the seasonality of the Group’s activities may impact the Company’s results. Some of the Company’s activities are subject to seasonal changes. Dalkia generates most of its operating income in the first and fourth quarters corresponding to heating periods in Europe. In the Water sector, water consumption for domestic use and wastewater treatment is more significant between May and September in the Northern hemisphere where Veolia Water conducts most of its business. Finally, in Transportation, SNCM conducts most of its business during the summer.

1.3 Translation of foreign subsidiaries’ financial statements

The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Period-end exchange rate	As of June 30, 2008	As of June 30, 2007	As of December 31, 2007
U.S. dollar	1.5764	1.3505	1.4721
Pound sterling	0.7923	0.6740	0.7334
Czech crown	23.8930	28.7180	26.6280

Average exchange rate	Average rate Half-year ended June 30, 2008	Average rate Half-year ended June 30, 2007	Average annual rate 2007
U.S. dollar	1.5444	1.3341	1.3797
Pound sterling	0.7795	0.6756	0.6873
Czech crown	25.1365	28.2722	27.7325

NOTE 2. USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS

The preparation of the condensed consolidated interim financial statements may require Veolia Environnement to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Future results could differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Actual values could differ from these estimates.

In preparing the condensed consolidated interim financial statements, the significant judgments made by management when applying Group accounting methods and the main sources of uncertainty with respect to estimates were identical to those disclosed in the consolidated financial statements for the year ended December 31, 2007.

NOTE 3. SIGNIFICANT EVENTS

On November 19, 2007, Veolia Environmental Services announced the signature of an agreement to acquire the Bartin Recycling Group, which specializes in the collection and recovery of industrial waste, particularly in the recycling of ferrous and non-ferrous metals. This acquisition, representing an investment of €147 million for Veolia Environmental Services, was finalized on February 13, 2008. The contribution of Bartin to Group revenue for the half-year ended June 30, 2008 totaled €136 million.

In February 2008, following the completion of a public offer launched on December 17, 2007, Dalkia became the majority shareholder of Praterm, a Polish heating company, with 97.9% of shares. This transaction strengthened Dalkia’s positions in Poland where it already owns two of the country’s largest heating networks in Poznan and Lodz. The transaction represents an investment of €109 million for Dalkia. The contribution of Praterm to Group revenue for the half-year ended June 30, 2008 totaled €16.1 million.

To more efficiently finance the Group’s operations in the United States, and particularly in relation to the acquisition of TNAI (Energy Services Division) in 2007, Veolia Environnement issued on May 21, 2008 SEC-registered fixed-rate bonds totaling U.S.$1.8 billion in three tranches (U.S.$700 million maturing in 5 years, U.S.$700 million maturing in 10

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years and U.S.$400 million maturing in 30 years). This first ever issue by Veolia Environnement on the US bond market will improve the balance between long-term cash flows and long-term U.S. dollar native debt.

The increase in fuel costs (average price of a barrel crude oil was U.S.$63.3 for the half-year ended June 30, 2007 against U.S.$110.3 for the half-year ended June 30, 2008) has a significant impact on the half-year results, especially in the Environmental Services Division and Transportation Division. The formulae of indexation included in our contracts will allow to get back partially these costs from the second part of year 2008. On the other hand, the increase of the power prices has a positive impact on Dalkia’s activity.

The half-year ended June 30, 2008 has been affected by the decline of the US dollar and the currencies which are linked to it and the Pound Sterling, each relative to the Euro. Due to the significant presence of the Group in these areas (United States, China and United Kingdom), the half-year consolidated figures have been significantly impacted, especially since the level of profitability in the United States and in the United Kingdom is above the average level within the Group, in the Environmental Services Division. Therefore, the change in the currency exchange rate has a negative impact of €391 million on the Group revenue as of June 30, 2008.

No material transactions led to reclassifications in assets and liabilities held for sale.

NOTE 4. GOODWILL

Goodwill is as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Gross carrying amount	7,291.5	7,013.3
Cumulative impairment losses	(100.6)	(100.1)
Net carrying amount	7,190.9	6,913.2

As of June 30, 2008, cumulative impairment losses mainly relate to goodwill from the Transportation Division in Scandinavia (€70 million in 2004).

The main goodwill balances by cash-generating unit (amounts in excess of €100 million) are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Environmental Services United Kingdom	770.4	824.2
Environmental Services Germany	750.8	748.2
Water France Distribution	743.0	760.5
Environmental Services North America Solid Waste	537.8	567.8
Dalkia France	338.4	342.8
Environmental Services France Solid Waste	301.6	179.8
Water Central and Eastern Europe	297.1	266.9
Water Solutions and Technologies	257.4	206.1
Water United Kingdom	227.1	245.3
Dalkia Italy	180.7	139.9
Water China	179.5	145.5
Transportation North America	155.4	145.5
Water Germany (excluding Berlin)	138.8	138.8
Water Berlin	134.4	134.4
Water France joint venture subsidiaries	133.6	133.6
Veolia Energy Services United States	130.3	139.6
Transportation Sweden, Norway, Finland	121.7	124.5
Transportation France	120.6	117.7
Veolia Energy Poland	116.7	71.7
Environmental Services Italy	110.7	114.6
Environmental Services Marius Pedersen	101.4	90.0
Goodwill balances > €100 million in 2008	5,847.4	5,637.4
Goodwill balances < €100 million in 2008	1,343.5	1,275.8
Goodwill	7,190.9	6,913.2

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Changes in the net carrying amount of goodwill by Division during the half-year ended June 30, 2008 are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Water	2,301.1	2,208.2
Environmental Services	3,118.7	3,049.5
Energy Services	1,180.5	1,098.1
Transportation	580.8	556.7
Other	9.8	0.7
Goodwill	7,190.9	6,913.2

The €277.8 million increase in goodwill is mainly attributable to the impact of changes in the scope of consolidation in the amount of €375.4 million and foreign exchange losses of -€107.9 million.

The changes in the scope of consolidation mainly relate to the following acquisitions:

•      Environmental Services: €168.3 million, including the acquisition of Bartin Recycling in France for €120.3 million, partially offset by foreign exchange losses of -€102.9 million ;

•      Energy Services: €75.1 million, including the acquisition of Praterm in Poland for €34.7 million, and GEFI and Emicom in Italy for a global amount of €40.8 million ;

•     Water: €89.7 million, including the acquisition of Biothane for 47.3 million.

The opening balance sheets related to the acquisitions that occurred during the first half-year 2008, including Bartin Recycling and Praterm, are preliminary.

The opening balance sheets related to acquisitions that occurred during 2007 which were preliminary as of December 31, 2007 (SULO in Germany in the Environmental Services Division, non regulated activities of Thames in the Water Division in United Kingdom, VES Tecnitalia in Italy in the Environmental Services Division and TNAI in the United States in the Energy Services Division) have not been impacted by significant charges; some of them are still preliminary as of June 30, 2008.

NOTE 5. CONCESSION INTANGIBLE ASSETS

Changes in the net carrying amount of concession intangible assets during the half-year ended June 30, 2008 are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Gross carrying amount of concession intangible assets	4,277.7	4,191.9
Amortization and impairment losses	(1,285.1)	(1,202.7)
Net carrying amount of concession intangible assets	2,992.6	2,989.2

Concession intangible assets by Division are as follows:

(€ million)	As of June 30, 2008			NCA as of December 31, 2007
	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Water	3,142.4	(813.2)	2,329.2	2,336.1
Environmental Services	347.6	(116.6)	231.0	242.7
Energy Services	753.0	(343.2)	409.8	388.8
Transportation	-	-	-	-
Other	34.7	(12.1)	22.6	21.6
Concession intangible assets	4,277.7	(1,285.1)	2,992.6	2,989.2

The changes in the net carrying amount of concession intangible assets are mainly attributable to additions in the

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amount of €155 million (including €120.2 million by the Water Division and €32.6 million by the Energy Services Division), partially offset by charges to amortization of
-€94.9 million.

NOTE 6. OTHER INTANGIBLE ASSETS

Other intangible assets are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Intangible assets with an infinite useful life, net	76,5	82.8
Intangible assets with a finite useful life, gross	3,252.0	3,168.6
Amortization and impairment losses	(1,651.6)	(1,545.0)
Intangible assets with a finite useful life, net	1,600.4	1,623.6
Intangible assets	1,676.9	1,706.4

Changes in the net carrying amount of other intangible assets during the half-year ended June 30, 2008 are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Intangible assets with an infinite useful life, net	76.5	82.8
Fees paid to local authorities	606.6	634.5
Contractual rights	560.0	595.9
Purchased software	127.9	131.4
Purchased customer portfolios	74.9	50.4
Other purchased intangible assets	200.8	181.7
Internally generated intangible assets	30.2	29.7
Intangible assets with a finite useful life, net	1,600.4	1,623.6
Other intangible assets	1,676.9	1,706.4

The -€29.5 million decrease in other intangible assets is mainly due to charges to amortization of -€113.2 million, partially offset by additions of €50.4 million (including €18.4 million in the Water Division and €10 million in the Energy Services Division) and by changes in the scope of consolidation for €51.7 million (including €38.5 million in the Water Division and €18.4 million in the Energy Services Division).

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment during the half-year ended June 30, 2008 are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Gross carrying amount of property, plant and equipment	19,632.3	18,885.9
Depreciation	(10,171.8)	(9,682.7)
Net carrying amount of property, plant and equipment	9,460.5	9,203.2

The €257.3 million increase in property, plant and equipment is a result of the following items:

•   Additions of €826.4 million (including €343.2 million by the Environmental Services Division, €200.4 million by the Water Division, €179.6 million by the Transportation Division and €85.1 million by the Energy Services Division);

•   Foreign exchange losses of -€115.2 million (including -€88.2 million in the Water Division, -€78.4 million in the Environmental Services Division and €51.4 million in the Energy Services Division);

•   The impact of changes in scope of consolidation for €227.4 million (including €98.7 million in the Energy Services Division, €77.1 million in the Environmental Services Division and €43.9 million in the Transportation Division);

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•     And charges to amortization of €618.6 million.

Property, plant and equipment by Division are as follows:

(€ million)	As of June 30, 2008			NCA as of December 31, 2007
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Water	4,427.5	(2,170.2)	2,257.3	2,250.9
Environmental Services	8,149.1	(4,479.2)	3,669.9	3,638.1
Energy Services	3,169.4	(1,405.3)	1,764.1	1,617.3
Transportation	3,706.4	(2,028.3)	1,678.1	1,603.0
Other	179.9	(88.8)	91.1	93.9
Property, plant and equipment	19,632.3	(10,171.8)	9,460.5	9,203.2

Property, plant and equipment by class of assets are as follows:

(€ million)	As of June 30, 2008			Net carrying amount as of December 31, 2007
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Land	1,387.3	(526.7)	860.6	859.8
Buildings	3,012.9	(1,397.1)	1,615.8	1,660.3
Technical installations, plant and equipment	7,700.5	(4,038.2)	3,662.3	3,499.8
Traveling systems and other vehicles	4,833.1	(2,837.7)	1,995.4	1,954.0
Other property, plant and equipment	1,966.1	(1,362.0)	604.1	615.9
Returnable assets	25.3	(6.8)	18.5	6.4
Owned property, plant and equipment in progress	705.2	(3.2)	701.9	604.0
Property, plant and equipment in progress	1.9	-	1.9	3.0
Property, plant and equipment	19,632.3	(10,171.8)	9,460.5	9,203.2

NOTE 8. NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS

Operating financial assets include financial assets resulting from the application of IFRIC 12 on accounting for concession contracts and from the application of IFRIC 4.

Changes in the net carrying amount of non-current operating financial assets during the half-year ended June 30, 2008 are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Gross carrying amount	5,242.4	5,278.4
Impairment losses	(6.0)	(6.0)
Non-current operating financial assets	5,236.4	5,272.4
Gross carrying amount	399.9	355.2
Impairment losses	-	-
Current operating financial assets	399.9	355.2
Current and non-current operating financial assets	5,636.3	5,627.6

The changes in new operating financial assets during the half-year ended June 30, 2008 mainly concern:

•   new operating financial assets for €218.4 million concerning mainly the increase in value of pre-existing contracts (mainly in the Water Division for €136.4 million);

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•   repayments of operating financial assets for €193.7 million (mainly in energy - cogeneration services for €75.1 million and in the Water Division for €81.5 million) ;

•  reclassification from non-current operating financial assets to current operating financial assets for €230.5 million.

Non-current operating financial assets by Division are as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007
Water	3,792.2	3,719.4	167.4	165.1	3,959.6	3,884.5
Environmental Services	814.1	858.1	48.4	44.3	862.5	902.4
Energy Services	520.0	585.4	160.7	126.9	680.7	712.3
Transportation	87.5	104.3	23.3	18.7	110.8	123.0
Other	22.6	5.2	0.1	0.2	22.7	5.4
Operating financial assets	5,236.4	5,272.4	399.9	355.2	5,636.3	5,627.6

NOTE 9. OTHER NON-CURRENT FINANCIAL ASSETS

Changes in the carrying amount of other non-current financial assets during the half-year ended June 30, 2008 are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Gross carrying amount	723.9	572.6
Impairment losses	(53.9)	(57.6)
Non-current financial assets under loans and receivables	670.0	515.0
Other non-current financial assets	226.8	231.0
Total other non-current financial assets	896.8	746.0

As of June 30, 2008, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €252.8 million (Dalkia International).

NOTE 10. WORKING CAPITAL REQUIREMENTS

Changes in net working capital requirements ("WCR") during the half-year ended June 30, 2008 are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Inventories and work-in-progress (net)	1,039.2	839.4
Operating receivables (net)	12,873.8	12,459.4
Operating payables (net)	13,142.3	12,944.8
Net changes in WCR	770.7	354.0

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). Changes in business net of impairment losses of €348.0 million comprise a change of €249.1 million in operating working capital, of -€38.7 million in tax working capital and of €137.6 million in investment working capital.

The charge in operating working capital includes the settlement of the rainwater receivable of Berlin contract in the Water

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Division for €157 million.

Securitization of receivables in France

The French receivable securitization program is governed by an agreement signed in June 2002 for five years with a securitized debt fund. This agreement was renewed on May 31, 2007 for an additional 5 years. Veolia Environnement decided to renew this agreement and include 16 new transferor companies in the Water Division (France), bringing the number of transferor companies to 24 and total securitized receivables to €491.4 million.

Assignment of receivables

No amount was recognized in respect of the assignment of discounted receivables (“Cession de créances Dailly”) as of June 30, 2008.

In the Energy Services Division, discounted receivables in Italy were sold for €23 million as of June 30, 2008, compared to €25.5 million as of December 31, 2007.

NOTE 11. OTHER CURRENT FINANCIAL ASSETS

Changes in the carrying amount of other current financial assets during the half-year ended June 30, 2008 are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Gross carrying amount	165.6	174.1
Impairment losses	(22.3)	(21.3)
Current financial assets under loans and receivables (net)	143.3	152.8
Other current financial assets	148.8	177.2
Total other current financial assets (net)	292.1	330.0

Other current financial assets as of June 30, 2008 primarily comprise the non-Group portion of loans and current accounts to non-fully consolidated companies, the pre-financing of assets in the Transportation Division and the current part of an investment under escrow account with a view to the acquisition of Tianjin Shibei shares in China for €91.1 million.

NOTE 12. CASH AND CASH EQUIVALENTS

Changes in cash and cash equivalents during the half-year ended June 30, 2008 are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Cash at bank and in hand	1,461.7	1,449.5
Cash equivalents	1,309.8	1,666.1
Cash and cash equivalents	2,771.5	3,115.6

As of June 30, 2008, cash equivalents of Veolia Environnement SA (€1,045.2 million) mainly include cash mutual fund investments of €272.5 million, treasury notes of €585.3 million and cash notes for €173.3 million.

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NOTE 13. EQUITY

(€ million)	Number of shares	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of January 1, 2007	412,626,550	2,063.1	6,641.2	(479.6)	(3,986.7)	144.6	(21.8)	4,360.8	2,192.6	6,553.4
Issue of share capital of the parent company	2,901,770	14.5	73.1	-	-	-	-	87.6	-	87.6
Elimination of treasury shares		-	-	16.8	(0.1)	-	-	16.7	-	16.7
Share purchase and subscription options		-	-	-	1.9	-	-	1.9	-	1.9
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	23.3	23.3
Parent company dividend distribution		-	-	-	(419.7)	-	-	(419.7)	-	(419.7)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(82.4)	(82.4)
Foreign exchange translation adjustments		-	-	-	-	(18.3)	-	(18.3)	3.0	(15.3)
Fair value adjustments		-	-	-	-	(1.6)	22.6	21.0	3.0	24.0
Actuarial gains (losses) on pension obligations		-	-	-	107.0	-	-	107.0	13.3	120.3
Net income for the period		-	-	-	493.0	-	-	493.0	143.4	636.4
Other changes		-	-	-	(11.6)	2.9	(0.6)	(9.3)	0.3	(9.0)
As of June 30, 2007	415,528,320	2,077.6	6,714.3	(462.8)	(3,816.2)	127.6	0.2	4,640.7	2,296.5	6,937.2

As of January 1, 2008	471,762,756	2,358.8	9,179.5	(460.7)	(3,367.2)	(119.1)	21.6	7,612.9	2,577.8	10,190.7
Issue of share capital of the parent company	773,693	3.9	17.4	-	-	-	-	21.3	-	21.3
Elimination of treasury shares		-	-	(1.8)	1.7	-	-	(0.1)	-	(0.1)
Share purchase and subscription options		-	-	-	7.6	-	-	7.6	-	7.6
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	(116.9)	(116.9)
Parent company dividend distribution		-	-	-	(553.5)	-	-	(553.5)	-	(553.5)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(173.0)	(173.0)
Foreign exchange translation adjustments		-	-	-	-	(207.7)	-	(207.7)	49.7	(158.0)
Fair value adjustments		-	-	-	-	75.4	18.7	94.1	11.3	105.4
Actuarial gains (losses) on pension obligations		-	-	-	(80.0)	-	-	(80.0)	(4.7)	(84.7)
Net income for the period		-	-	-	500.5	-	-	500.5	150.2	650.7
Other changes		-	-	-	0.4	(2.3)	0.8	(1.1)	-	(1.1)
As of June 30, 2008	472,536,449	2,362.7	9,196.9	(462.5)	(3,490.5)	(253.7)	41.1	7,394.0	2,494.4	9,888.4

The dividend distribution per share was €1.21 in 2008, €1.05 in 2007 and €0.85 in 2006.

Veolia Environnement	- 40 -	Update of the 2007 Reference Document

13.1 Share capital management objectives, policies and procedures

Veolia Environnement manages its share capital within the framework of a prudent and rigorous financial policy that seeks to ensure easy access to French and international capital markets, to enable investment in projects that create value, and to provide shareholders with a satisfactory remuneration.

This policy has led Veolia Environnement to define the following objectives:

(i) The ratio of (Net financial indebtedness) / (EBITDA+ repayment of operating financial assets) between 3.5 and 4; and

(ii) Dividend distribution rate of greater than 50% of recurring net income.

13.2 Equity attributable to equity holders of the parent

13.2.1 Share capital

The share capital is fully paid up.

Share capital increases:

As of June 30, 2007, Veolia Environnement performed a share capital increase in the amount of €87.6 million following the exercise of share purchase and subscription options.

As of June 30, 2008, Veolia Environnement performed a share capital increase in the amount of €21.3 million following the exercise of share purchase and subscription options.

Number of shares outstanding:

471,762,756 shares were outstanding as of December 31, 2007 and 472,536,449 as of June 30, 2008 (including treasury shares).

13.2.2 Offsetting of treasury shares against equity

As of June 30, 2007, 109,259 shares were sold for €4.1 million and subscription rights to treasury shares were sold for €12.6 million. The Group held 15,145,049 treasury shares as of June 30, 2007.

As of June 30, 2008, Veolia Environnement has bought 125,661 shares for €4.4 million and at the same time has sold 115,409 shares within the framework of shares call options for €2.6 million. The Group held 15,130,906 treasury shares as of June 30, 2008.

13.2.3 Share options

In accordance with IFRS 2, expenses of €1.9 million in the first half of 2007 and €7.6 million in the first half of 2008, respectively, were recognized in respect of share option plans granted to employees.

13.2.4 Appropriation of net income and dividend distribution:

A dividend distribution of €553.5 million was paid out of 2007 net income attributable to equity holders of the parent of €927.9 million. The residual balance of 2007 net income (€374.4 million) was transferred to Veolia Environnement’s consolidated reserves.

13.2.5 Foreign exchange translation reserves

As of June 30, 2007, negative translation differences of €17.0 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €16.6 million.

Accumulated foreign exchange translation reserves as of June 30, 2007 are positive: €127.6 million (portion attributable to equity holders of the parent), including €27.5 million in respect of the Korean won, €56.7 million in respect of the Pound Sterling, €44.1 million in respect of the Czech crown and negative €62.5 million in respect of the U.S. dollar.

As of June 30, 2008, negative translation differences of -€134.6 million (portion attributable to equity holders of the parent) concerned mainly the pound sterling in the amount of -€105.9 million, the U.S. dollar in the amount of -€93.9 million and the Czech crown in the amount of +€59.6 million.

Accumulated foreign exchange translation reserves as of June 30, 2008 are negative: -€253.7 million (portion attributable to equity holders of the parent), including -€220.1 million in respect of the U.S. dollar, -€167.7 million in respect of the pound sterling, +€140.3 million in respect of the Czech crown.

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Changes in foreign exchange translation reserves (attributable to equity holders of the parent and minority interests)

(€ million)	Total	Attributable to equity holders of the parent
As of December 31, 2007	(62.9)	(119.1)
Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(116.5)	(172.1)
Exchange differences on the net financing of foreign investments	34.5	37.5
Changes during the first six months of 2008	(82.0)	(134.6)
Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(142.6)	(256.9)
Exchange differences on the net financing of foreign investments	(2.3)	3.2
As of June 30, 2008	(144.9)	(253.7)

Foreign exchange translation reserves attributable to equity holders of the parent by currency

(€ million)	As of December 31, 2007	Change	As of June 30, 2008
U.S. dollar	(126.2)	(93.9)	(220.1)
Pound sterling	(61.8)	(105.9)	(167.7)
Czech crown	80.7	59.6	140.3
Chinese yuan	(46.0)	6.3	(39.7)
Other currencies	34.2	(0.7)	33.5
Total	(119.1)	(134.6)	(253.7)

13.2.6      Fair value reserves

Fair value reserves attributable to equity holders of the parent amounted to -€21.8 million as of January 1, 2007, €21.6 million as of December 31, 2007 and €41.1 million as of June 30, 2008.

As of June 30, 2008, fair value reserves mainly include fair value adjustments to interest-rate derivatives, hedging floating-rate borrowings, and, to a lesser extent, fair value adjustments to available-for-sale securities.

13.2.7     Actuarial gains or losses on retirement commitments

The actuarial losses on retirement commitments amounts to €80 million as of June 30, 2008 and are mainly due to the decline of the financial markets (i.e., real return on the hedge assets lower than the expected return).

13.3 Minority interests

The changes in minority interests are presented in the statement of changes in shareholders' equity.

In 2008, the decrease of the minority interests is mainly due to the contribution of the minority [not clear] in the share capital reduction of the Company holding the contract of Berlin.

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NOTE 14. NON-CURRENT AND CURRENT PROVISIONS

Pursuant to IAS 37, provisions maturing after more than one year are discounted. Discount rates used were as follows:

Discount rates (excluding provisions for pensions and other employee benefits, see hereunder)

	As of June 30, 2008	As of December 31, 2007
Euros
2 to 5 years	5.67%	5.27%
6 to 10 years	5.97%	5.52%
After 10 years	6.65%	6.04%
U.S. dollar
2 to 5 years	4.95%	4.35%
6 to 10 years	5.75%	4.94%
After 10 years	6.82%	5.84%
Pound sterling
2 to 5 years	6.13%	5.51%
6 to 10 years	6.40%	5.66%
After 10 years	6.46%	5.88%

Changes in provisions during the first half of 2008 are as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007
Provisions excl. pensions and other employee benefits	1,426.3	1,493.1	826.4	825.7	2,252.7	2,318.8
Provisions for pensions and other employee benefits	763.2	645.8	-	-	763.2	645.8
Total	2,189.5	2,138.9	826.4	825.7	3,015.9	2,964.6

The decrease in provisions excluding pensions and other employee benefits is mainly due to the discount rate of the provisions, the change in the scope consolidation and the foreign exchange translation.

The increase in provisions for pensions and other employee benefits is mainly due to actuarial losses on the hedge assets (due to the decline of the financial markets since the beginning of the year) and, to a lesser extent, on the actuarial debt (i.e., review of the assumptions of the discount and inflation rate).

The assumptions used to determine the pensions as of June 30, 2008 have been reviewed in order to reflect the increase in interest rates and of the long term level of inflation which occurred during the half-year ended June 30, 2008. The review has been done only on United Kingdom and Euro Zone provisions; the interest rates used are as follows: actuarial rate for United Kingdom 6.3% and for the Euro Zone 5.65%; inflation rate for United Kingdom 4% and for the Euro Zone 2.6%.

NOTE 15. NON-CURRENT BORROWINGS

Non-current borrowings

(€ million)	As of June 30, 2008	As of December 31, 2007
Bonds	10,501.3	9,009.6
Other non-current borrowings	4,997.2	4,938.4
Non-current borrowings	15,498.5	13,948.0

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Non-current bond issues by maturity:

(€ million)	As of June 30, 2008	As of December 31, 2007
Publicly offered or traded issuances	9,714.7	8,191.1
Private placements	271.6	288.8
Three Valleys bond issue	247.7	267.6
Other < €100 million	267.3	262.1
Bonds	10,501.3	9,009.6

During the half-year ended June 30, 2008, Veolia Environnnement launched new bond issues in Pound Sterling, U.S. dollar and Euro for a total of €1,702 million equivalent:

•   January 8th, 2008, Veolia Environnement drew down £150 million maturing in 2037 (Series 24). As a result, the total of the Series 24 bond issue is now £650 million (€820 million as of June 30, 2008)

•   On March 14th, 2008, Veolia Environnement drew down €140 million maturing in 2017 (Series 21). As a result, the total of the Series 21 bond issue is now €1,140 million ;

•   On April 1st, 2008, Veolia Environnement made the first draw ever by a corporation in Europe by increasing the linker of €275 million maturing in 2015 (Series 15). As a result, the total of the Series 15 bond issue is now €875 million;

•   Due to the strengthening of the Group in the United States, mainly with the acquisition of TNAI (Energy Services Division) made at the end of 2007, Veolia Environnement launched on May 21st, 2008, under the « SEC registered " format, U.S.$1.8 billion (€1,142 million as of June 30, 2008) bond issue on fixed rate made up with three tranches (U.S.$700 million on 5 years basis, U.S.$700 million on 10 years basis and U.S.$400 million on 30 years basis). This first ever issue on the U.S. bond market will improve the balance between long-term cash flows generated in the United States and U.S. dollar native debt.

Other non-current borrowings by main components:

(€ million)	As of June 30, 2008	As of December 31, 2007

BWB and SPE debts	1,420.8	1,234.8
Finance lease obligations	783.9	754.5
Syndicated credit facility in CZK	376.7	338.0
Minority interest put options	206.8	309.9
Aquiris	184.2	184.2
Redal	168.5	161.3
Cogevolt	166.4	259.7
VSA Tecnitalia	122.1	164.6
Delfluent	105.3	118.3
Other < €100 million	1,462.5	1,413.1
Other non-current borrowings	4,997.2	4,938.4

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Non-current borrowings by original currency (before swap transactions):

(€ million)	As of June 30, 2008	As of December 31, 2007
Euro	10,986.9	10,701.8
U.S. Dollar (*)	1,688.7	641.7
Pound Sterling	1,381.4	1,290.1
Czech Crown	451.3	418.7
Moroccan dirham	263.3	241.6
Renminbi (Chinese Yuan)	216.7	218.1
Polish Zloty	105.7	88.2
Other	404.5	347.8
Non-current borrowings	15,498.5	13,948.0

(*) including bond issue on May 21st, 2008 in the amount of U.S.$1.8billion.

NOTE 16. CURRENT BORROWINGS

Changes in current borrowings during the half-year ended June 30, 2008 (amortized cost or fair value) are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Current borrowings	2,694.2	3,805.0

Current borrowings total €2,694.2 million as of June 30, 2008, compared to €3,805.0 million as of December 31, 2007.

This decrease is mainly due to:

•  the repayment of the Berlin acquisition debt in the amount of €600 million maturing January 15, 2008,
•  the repayment of the EMTN Series 20 bond issue in the amount of €300 million maturing February 15, 2008,
•  the repayment of the outstanding of EMTN Series 1 bond issue in the amount of €700 million maturing June 27, 2008,
•  partially offset by the increase of treasury notes of €176 million.

Current borrowings in respect of Group finance leases totaled €183.7 million as of June 30, 2008, compared to

€125.6 million as of December 31, 2007.

NOTE 17. REVENUE

Revenue components are as follows:

(€ million)	Half-year ended June 30, 2008	Half-year ended June 30, 2007
Services rendered	14,901.9	13,192.8
Sales of goods	1,041.8	1,269.6
Revenue from operating financial assets	181.4	174.5
Construction	1,966.6	824.7
Total revenue	18,091.7	15,461.6

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division.

The large increase in Construction revenue is mainly due to the growth of the Veolia Water Solutions & Technologies and works activities in France.

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NOTE 18. OPERATING INCOME

Operating income is calculated as follows:

	(€ million)	Half-year ended June 30, 2008	Half-year ended June 30, 2007
	Revenue	18,091.7	15,461.6
	Cost of sales	(14,976.5)	(12,671.6)
o/w :	Impairment losses on goodwill and negative goodwill recorded in the income statement	6.2	23.1
	Restructuring costs	(2.2)	(5.4)
	Selling costs	(318.2)	(248.2)
	General and administrative expenses	(1,503.6)	(1,280.7)
	Other operating revenue and expenses	12.3	10.7
	o/w: Capital gains and losses on disposal	12.3	10.7
	Operating income	1,305.7	1,271.8

Replacement costs total €181.4 million for the first six months of 2008, compared to €187.8 million for the first six months of 2007. All replacement costs for concession assets in the context of public service delegation contracts in France are considered in the cash flow statement as investments, irrespective of whether the infrastructure was originally financed by the concession holder. As such, in the transition from net income (loss) to net cash from operating activities, all replacement costs are eliminated under adjustments for operating depreciation, amortization, provisions and impairment losses.

The impact of changes in the discount rates of provisions amounts to €17.1 million for the first six months of 2008, compared to €14.9 million for the first six months of 2007.

Personnel costs including employee profit-sharing amounted to €5.3 billion for the six months of 2008, compared to €4.9 billion for the six months of 2007.

NOTE 19. NET FINANCE COSTS

The income and expense balances making up net finance costs are as follows:

(€ million)	Half-year ended June 30, 2008	Half-year ended June 30, 2007
Finance income	74.9	70.0
Finance costs	(501.2)	(461.6)
Net finance costs	(426.3)	(391.6)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

(€ million)	Half-year ended June 30, 2008	Half-year ended June 30, 2007
Expenses on gross indebtedness	(508.4)	(435.0)
Assets at fair value through the income statement (fair value option)*	68.7	60.8
Net gains and losses on derivative instruments and hedging relationships	13.4	(17.4)
Net finance costs	(426.3)	(391.6)

* Cash equivalents are valued at fair value through the income statement.

Veolia Environnement	- 46 -	Update of the 2007 Reference Document

The increase of the net finance costs is mainly due to:

•  the increase of the net average finance costs;

•   the increase of the financing rate linked to the pressure on the inter-bank markets and to the extension of the average maturity of the debt following the issue of the long maturity particularly in the Pound Sterling.

NOTE 20. OTHER FINANCIAL INCOME AND EXPENSES

(€ million)	Half-year ended June 30, 2008	Half-year ended June 30, 2007
Net gains on loans and receivables *	22.1	4.2
Net gains and losses on available-for-sale assets (including dividends)	7.5	7.6
Assets and liabilities at fair value through the income statement	13.5	(0.1)
Unwinding of the discount on provisions	(27.7)	(32.8)
Foreign exchange gains and losses	(18.6)	10.7
Other expenses	(6.2)	(0.9)
Other financial income and expenses	(9.4)	(11.3)

* including impairment losses of €2.9 million for the half-year ended June 30, 2008, compared to €6.6 million for the half-year ended June 30, 2007.

Other financial income and expenses improved from a net expense of €11.3 million for the half-year ended June 30, 2007 to net income of €9.4 million for the half-year ended June 30, 2008.

The slight improvement of the other financial income and expenses is mainly due to:

•   the increase in net gains on loans and receivables of €17.9 million due to the improvement of the return on financial assets;

•   the reversal of the foreign exchange positions for -€29.3 million due to the improvement of the euro against the other currencies earned by foreign subsidiaries ;

•   the remeasurement of embedded derivatives for €13.6 million in particular in certain industrial contracts in South Korea.

NOTE 21. INCOME TAX EXPENSE

Analysis of the income tax expense

(€ million)	Half-year ended June 30, 2008	Half-year ended June 30, 2007
Pre-tax income	870.0	868.9
Income tax expense	(226.5)	(235.0)
Effective tax rate	26.0%	27.0%

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001 (five-year agreement, renewed in 2006). Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at Veolia Environnement SA level.

Veolia Environnement reorganized its U.S. tax group in 2006 and 2007. This reorganization is still being reviewed by the U.S. tax authorities.

In the first half of 2008, the Group reports a net consolidated tax expense of €226.5 million compared to a net consolidated tax expense of €235.0 million in the first half of 2007.

Veolia Environnement	- 47 -	Update of the 2007 Reference Document

The change in the tax expense as of June 30, 2008 is due to:

•   An improvement in the probability of using ordinary tax losses of the U.S. tax group, generating an additional deferred tax credit corresponding to the consumption of the first half-year.

•   An improvement in the probability of using ordinary tax losses of the French tax group, due to the extinction of certain risks.

NOTE 22. NET INCOME ATTRIBUTABLE TO MINORITY INTERESTS

Net income attributable to minority interests for the half-year ended June 30, 2008 amounts to €150.2 million, compared to €143.4 million for the half-year ended June 30, 2007. This amount is mainly attributable to the minority shareholders of subsidiaries in the Water Division (€63.6 million), the Environmental Services Division (€12.8 million), the Energy Services Division (€68.2 million) and the Transportation Division (€4.9 million). This slight increase in the share of net income attributable to minority interests is in line with the improvement of the result.

NOTE 23. DERIVATIVE INSTRUMENTS

The fair values of derivative instruments recognized in the balance sheet are as follows:

(€ million)	As of June 30, 2008		As of December 31, 2007
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	39.2	250.1	71.1	113.0
Fair value hedges	5.9	218.6	21.2	48.9
Cash flow hedges	10.1	10.4	11.8	41.0
Derivatives not qualifying for hedge accounting	23.2	21.1	38.1	23.1
Foreign exchange derivatives	65.2	26.8	105.2	49.2
Net investment hedges	25.1	1.4	78.3	13.6
Derivatives not qualifying for hedge accounting	40.1	25.4	26.9	35.6
Other derivatives including commodities	147.3	60.1	61.8	35.6
Total derivatives	251.7	337.0	238.1	197.8
o/w non-current derivatives instruments	187.7	290.8	123.7	163.8
o/w current derivatives instruments	64.0	46.2	114.4	34.0

Changes in derivative instruments compared with December 31, 2007 are mainly due to:

•   the variability of new loans by derivatives qualified as fair value hedge and by a rate impact on the existing derivatives instruments (i.e., operations qualified as fair value hedge).

•   the change in fair value operations on commodities (electricity and carbon) dedicated to the contract of Braunschweig and to the implementation by the SNCM of a certain number of fuel hedge contracts.

NOTE 24. GREENHOUSE GAS EMISSION RIGHTS

The Kyoto protocol, adopted in 1997, entered into force on February 2005, with a commitment period from 2008 to 2012.

At the European level, the Union decided to implement, via Directive 2003/87/EC of October 13, 2003, a trading system for carbon gas emission rights. This trading system came into effect at the beginning of 2005. The first allocation period expired at the end of 2007. The second period, in connection with the Kyoto protocol, covers 2008-2012.

The impact of these regulatory measures mainly concerns, within the Group, the Energy Services Division.

By optimizing installations, the Group may be able to create value from its energy supply surpluses or, on the contrary, in situations with energy supply deficits, the Group may decide to contract hedges for its requirements.

As of June 30, 2008, the Group anticipates no deficit at consolidated level.

Veolia Environnement	- 48 -	Update of the 2007 Reference Document

NOTE 25. TAX AUDITS

In the normal course of their business, the Group entities in France and abroad are subjected to regular tax audits.

In France, the tax authorities have carried out nearly 50 tax audits in respect of both consolidated tax groups and individual entities. These tax audits are not all definitively closed: certain issues giving rise to proposed assessments are still under discussion as part of the normal process and other assessments have not been called for collection. When an audit is closed and the tax amount agreed with the tax authorities, tax bases are adjusted accordingly. The Veolia Group has recorded a risk reserve in respect of revised assessments under discussion with the tax authorities, where the issue in question does not merely represent a timing difference and a cash outflow is probable in accordance with IAS 37. The largest provisions concern the Group’s largest companies in France.

Outside France, the Group is present in numerous countries and is constantly the subject of tax audits. Among the countries where the Group has a strong presence, tax audits are in progress in Germany and Morocco covering to years 2000 to date. No significant event has occurred since December 31, 2007 which has modified the weighting of the risk. Where necessary, proposed assessments and identified uncertain tax positions in respect of which a revised assessment has not been yet issued are adequately provided, and reserve amounts are regularly reviewed in accordance with IAS 37 criteria.

In the United States, the Group has initiated a pre-filing agreement procedure with the Internal Revenue Service (IRS) in order to validate the amount of tax losses as of December 31, 2006, following the reorganization of Water Division activities. This reorganization led to the recognition of losses relating to the operations and disposal of the former U.S. Filter activities in recent years as ordinary tax losses, in an amount which could exceed U.S.$4 billion (the “Worthless Stock Deduction”). Despite holding several external opinions confirming its position, the Group decided to request immediate validation of these tax losses by the IRS, given the amount in question. The scope of the examination of the Worthless Stock Deduction by the IRS could not be accomplished under the time limits provided for in the pre-filing procedure. Therefore, during the half-year ended June 30, 2008, the pre-filing agreement procedure has been replaced by a common tax review. During the course of the exchanges with the IRS, no element has been identified which has changed the company assessment of the issue.

In addition, the Group is also subject to a tax review in the United States covering its ordinary activities in 2004 and 2005. This tax review is complicated by the numerous legal reorganizations which accompanied the successive sale of U.S. Filter assets. The duration and outcome of this review are difficult to estimate precisely. Nonetheless, the majority of potential tax uncertainties, if confirmed, would have a limited impact on the consolidated financial statements of the Group due to the tax losses generated by the reorganization of the Water Division activities.

NOTE 26. OFF-BALANCE SHEET COMMITMENTS

Specific commitments given

Berlin contractual commitments (“Servitudes”)

Under the Berlin water contract, the Group is planned to purchase rights of way for water pipes from landowners. Considering the uncertainty of the amounts to be spent, the gross anticipated amount of this investment, minus the amounts to be refunded by the Land ofBerlin and the associated debt, was recorded as off-balance sheet commitments as of December 31, 2007 (i.e., €426 million at 50%, less approximately €175 million to be reimbursed by the Land of Berlin).

More precise estimates have been made during the first half of the year 2008 leading to a valuation of €113 million (100%) from which a part, estimated at €57 million, will be repaid by the Land of Berlin. Thus, the Group recorded an asset and an operating payable of €113 million. The amounts which will be paid until 2011, less the amounts to be reimbursed by the Land of Berlin, will be recorded as a financial operating asset and be part of the remuneration of the contract.

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of Veolia Environnement.

Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Other commitments given

Other commitments given include neither collateral guarantees supporting borrowings nor specific commitments and contingencies described above.

Veolia Environnement	- 49 -	Update of the 2007 Reference Document

Other off-balance sheet commitments given are as follows:

(€ million)	As of December 31, 2007	As of June 30, 2008	Maturity
			Less than one year	One to five years	More than five years
Operational guarantees including performance bonds	5,591.4	5,898.4	1,286.9	2,699.4	1,912.1
Financial guarantees
Debt guarantees	355.6	312.4	114.1	122.0	76.3
Vendor warranties given	480.0	399.0	155.3	111.6	132.2
Commitments given
Purchase commitments	589.9	339.7	191.7	109.9	38.1
Sales commitments	27.2	28.5	18.6	7.9	2.0
Other commitments given
Letters of credit	573.8	621.0	488.0	128.3	4.7
Other commitments given	383.5	410.7	176.7	121.5	112.5
Other commitments given	8,001.4	8,009.7	2,431.3	3,300.6	2,277.8

Operational guarantees: in the course of their normal activities, the Group's subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties. This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in contracts are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Insurance companies have issued performance bonds in connection with the activities of the Group’s U.S. subsidiaries (operating guarantees, site restoration guarantees), which have been underwritten by Veolia Environnement up to a maximum amount of U.S.$1.1 billion (€182.7 million of which has been drawn as of June 30, 2008).

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, equity associates, or proportionately consolidated companies.

Vendor warranties: these include warranties linked to the sale in 2004 of Water activities in the United States in the amount of €242 million.

Purchase commitments: these include commitments given by Group companies to purchase shares in other companies or to invest.

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

Other commitments given by Division are as follows:

(€ million)	As of June 30, 2008	As of December 31, 2007
Water	4,922.9	4,368.3
Environmental Services	852.1	1,171.1
Energy Services	682.1	755.7
Transportation	459.6	398.3
Proactiva	42.2	39.8
Holding company	1,023.0	1,241.5
Other	27.8	26.7
Total	8,009.7	8,001.4

The increase of the commitments given by the Water Division is due to the guarantee given in 2008 on the construction contract of Fujairah for €390 million.

The acquisitions of Bartin Group and Praterm Group having been finalized during the half-year ended June 30, 2008, the purchase commitments recorded in December 31, 2007 have been reversed for €147 million (Environnemental Services

Veolia Environnement	- 50 -	Update of the 2007 Reference Document

Division) and €110 million (Energy Services Division) respectively.

Commitments received

(€ million)	As of June 30, 2008	As of December 31, 2007
Guarantees received	1,756.1	1,459.7
Debt guarantees	225.5	266.6
Vendor warranties received	362.2	53.6
Other guarantees received	1,168.4	1,139.5

The increase in these commitments is due to commitments received from our partners in respect of construction contracts in the Middle East and new acquisitions of the period.

In addition, the Group has undrawn medium- and short-term credit lines and syndicated loans in the amount of €5 billion.

NOTE 27. RELATED PARTY TRANSACTIONS

During the half-year ended June 30, 2008, there were no significant related party transactions except the acquisition of Bartin Recycling by the Group in which (i) investments funds from the Lazard Group hold 36% of the share capital (ii) M. Georges Ralli, chairman of Lazard and board member of Veolia Environnement, holds personally 0.35% of the share capital. The transaction has been done at market value.

NOTE 28. SEGMENT REPORTING

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Environmental Services, Energy Services and Transportation.

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Environmental Services segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heating production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services.

BUSINESS SEGMENTS

Revenue by segment (€ million)	Half-year ended June 30, 2008	Half-year ended June 30, 2007
Water	5,987.7	5,220.7
Environmental Services	5,085.4	4,195.9
Energy Services	4,049.1	3,320.7
Transportation	2,969.5	2,724.3
Revenue as per the consolidated income statement	18,091.7	15,461.6

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Operating income by segment (€ million)	Half-year ended June 30, 2008	Half-year ended June 30, 2007
Water	599.0	576.1
Environmental Services	404.2	389.1
Energy Services	293.8	259.7
Transportation	63.4	73.3
Total business segments	1,360.4	1,298.2
Unallocated operating income	(54.7)	(26.4)
Operating income as per the consolidated income statement	1,305.7	1,271.8

Capital expenditure by segment (€ million)	Half-year ended June 30, 2008	Half-year ended June 30, 2007
Water	479	390
Environmental Services	464	358
Energy Services	183	175
Transportation	196	289
Other	28	7
Total capital expenditure by segment	1,350	1,219

Assets by segment as of June 30, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,301.1	3,118.7	1,180.5	580.8	9.8	7,190.9
Intangible assets and property, plant and equipment, net	5,651.0	4,264.8	2,294.2	1,770.7	149.3	14,130.0
Operating financial assets	3,959.5	862.5	680.7	110.9	22.7	5,636.3
Working capital assets including DTA	5,992.3	3,607.4	3,639.3	1,544.6	620.3	15,403.9
Total segment assets	17,903.9	11,853.4	7,794.7	4,007.0	802.1	42,361.1
Investments in associates	133.3	86.2	26.0	54.6	4.4	304.5
Other unallocated assets					4,460.4	4,460.4
Total assets	18,037.2	11,939.6	7,820.7	4,061.6	5,266.9	47,126.0

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Assets by segment as of December 31, 2007 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,208.2	3,049.5	1,098.1	556.7	0.7	6,913.2
Intangible assets and property, plant and equipment, net	5,658.3	4,292.4	2,112.0	1,694.2	141.9	13,898.8
Operating financial assets	3,884.5	902.4	712.3	123.0	5.4	5,627.6
Working capital assets including DTA	5,847.8	3,257.4	3,755.2	1,321.1	585.4	14,766.9
Total segment assets	17,598.8	11,501.7	7,677.6	3,695.0	733.4	41,206.5
Investments in associates	137.2	75.5	25.5	53.9	-	292.1
Other unallocated assets					4,808.3 *	4,808.3
Total assets	17,736.0	11,577.2	7,703.1	3,748.9	5,541.7	46,306.9

* Including Assets classified as held for sale of €122.5 million (Transportation Division for €103.9 million and Environmental Services Division for €18.6 million).

Liabilities by segment as of June 30, 2008 (€ million)	Water	Environ- mental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	998.7	917.0	499.9	436.2	164.1	3,015.9
Working capital liabilities including DTL	7,083.0	3,157.7	2,782.7	1,756.8	208.6	14,988.8
Other segment liabilities	-	-	-	-	-	-
Total segment liabilities	8,081.7	4,074.7	3,282.6	2,193.0	372.7	18,004.7
Other unallocated liabilities					29,121.3	29,121.3
Total liabilities	8,081.7	4,074.7	3,282.6	2,193.0	29,494.0	47,126.0

Liabilities by segment as of December 31, 2007 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,013.9	873.6	476.1	456.7	144.3	2,964.6
Working capital liabilities including DTL	6,855.4	3,138.3	2,996.7	1,544.1	205.0	14,739.5
Other segment liabilities	-	-	-	-	-	-
Total segment liabilities	7,869.3	4,011.9	3,472.8	2,000.8	349.3	17,704.1
Other unallocated liabilities					28,602.8 *	28,602.8
Total liabilities	7,869.3	4,011.9	3,472.8	2,000.8	28,952.1	46,306.9

* Including Liabilities directly associated with assets classified as held for sale of €1.9 million (Veolia Environnement SA).

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GEOGRAPHICAL AREAS

Revenue

Half-year ended June 30, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	2,482.5	663.7	333.4	806.6	253.0	188.8	429.5	310.3	519.9	5,987.7
Environmental Services	1,885.7	603.1	831.0	585.2	626.1	246.8	108.7	35.9	162.9	5,085.4
Energy Services	2,169.8	38.8	232.4	1,269.5	179.2	27.2	20.2	28.6	83.4	4,049.1
Transportation	1,137.6	305.0	68.1	787.9	350.5	275.9	2.7	11.7	30.1	2,969.5
Revenue	7,675.6	1,610.6	1,464.9	3,449.2	1,408.8	738.7	561.1	386.5	796.3	18,091.7

Half-year ended June 30, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	2,478.3	633.1	279.8	664.4	278.6	119.7	319.2	447.6	5,220.7
Environmental Services	1,635.9	77.9	889.6	471.5	645.7	200.4	87.1	187.8	4,195.9
Energy Services	1,859.2	30.0	226.5	1,058.2	6.6	35.2	15.6	89.4	3,320.7
Transportation	1,062.4	275.7	55.0	716.9	354.2	222.2	2.6	35.3	2,724.3
Revenue	7,035.8	1,016.7	1,450.9	2,911.0	1,285.1	577.5	424.5	760.1	15,461.6

Segment assets

As of June 30, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,603.3	4,288.9	1,957.3	2,113.0	467.1	3,474.3	17,903.9
Environmental Services	3,710.5	1,330.7	2,327.4	1,872.4	1,729.6	882.8	11,853.4
Energy Services	3,496.1	131.0	226.2	3,049.8	619.7	271.9	7,794.7
Transportation	1,864.2	415.5	113.6	953.7	377.8	282.2	4,007.0
Unallocated amounts	384.3	-	47.3	20.3	219.8	130.4	802.1
Segment assets	15,058.4	6,166.1	4,671.8	8,009.2	3,414.0	5,041.6	42,361.1

As of December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,559.2	4,510.0	1,914.7	1,999.6	407.0	3,208.3	17,598.8
Environmental Services	3,396.2	1,337.4	2,380.0	1,819.1	1,806.8	762.2	11,501.7
Energy Services	3,774.9	115.8	232.3	2,678.0	661.8	214.8	7,677.6
Transportation	1,748.5	354.3	116.5	846.8	385.0	243.9	3,695.0
Unallocated amounts	322.0	-	20.3	13.4	249.4	128.3	733.4
Segment assets	14,800.8	6,317.5	4,663.8	7,356.9	3,510.0	4,557.5	41,206.5

Veolia Environnement	- 54 -	Update of the 2007 Reference Document

Capital expenditures

Half-year ended June 30, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	241	18	95	36	7	82	479
Environmental Services	189	48	78	65	44	40	464
Energy Services	102	11	2	49	11	8	183
Transportation	83	6	2	90	8	7	196
Other	22	-	-	-	-	6	28
Capital expenditure	637	83	177	240	70	143	1,350

Half-year ended June 30, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	208	10	56	34	9	73	390
Environmental Services	148	2	40	55	70	43	358
Energy Services	99	5	6	58	2	5	175
Transportation	168	14	18	55	8	26	289
Other	3	-	-	-	-	4	7
Capital expenditures	626	31	120	202	89	151	1,219

NOTE 29. MAIN SUBSIDIARIES

As of June 30, 2008, the Group consolidated 2,618 companies.

The scope of consolidation has not significantly changed since December 31, 2007, except for the first consolidation of Bartin Recycling (acquisition of 100% of the shares) and its 19 subsidiaries and Praterm consolidated under proportionate consolidation method.

NOTE 30. SUBSEQUENT EVENTS

The Veolia Transport’s acquisition of 28% of the SNCM, carried out subject to the condition subsequent of the approval of the European Commission concerning the terms of the privatization in relation to state aids, was reviewed by the Commission as of December 31, 2007. As of July 8, 2008, the European Commission gave a favourable decision for Veolia Environnement. However, this decision can be the object of an appeal to the Country court (Tribunal de Première Instance).

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20.6.2 Statutory Auditors’ Review Report on the half-yearly consolidated financial statements

Period from January 1, 2008 to June, 30, 2008

This is a free translation into English of the statutory auditors’ review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

Following our appointment as statutory auditors by your Annual General Meetings and in accordance with articles L. 232-7 of the French Commercial Code (“Code de commerce”) and L. 451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:

•	the review of the accompanying condensed half-yearly consolidated financial statements of Veolia Environnement for the period from January 1, 2008 to June 30, 2008;

•	the verification of information contained in the half-year management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

I. Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared in all material respects in accordance with IAS 34 – the standards of the IFRSs as adopted by the European Union applicable to interim financial information.

II. Specific verification

We have also verified the information given in the half-year management report on the condensed half-yearly consolidated financial statements subject of our review. We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, August 6, 2008.

The Statutory Auditors

French original report signed by

KPMG Audit Department of KPMG SA		ERNST & YOUNG et Autres

Jay Nirsimloo	Baudouin Griton	Jean Bouquot	Patrick Gounelle

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21. Additional Information Concerning the Share Capital and By-laws

21.1 Information Concerning the Share Capital

21.1.1 Share Capital

As of the date of the filing of this update, the share capital of Veolia Environnement is equal to € 2,362,682,240 split up into 472,536,448 fully paid-up shares of the same class and of par value € 5 each (please refer to the table on the evolution of the share capital in paragraph 21.1.6 infra).

21.1.2 Trading Market for the Company’s Securities

The Company shares are admitted to trading on the Euronext Paris market (compartment A) since July 20, 2000 under code ISIN FR 0000124141-VIE, the Reuters code # VIE. PA and the Bloomberg code VIE. FP. The Veolia Environnement security is eligible for the deferred payment system (or SRD, “Service de règlement différé”). Since October 5, 2001, the Company shares are also listed on the New York Stock Exchange in the form of American Depositary Receipts (ADRs) under the symbol VE.

The Company shares are included in the CAC 40, the main equity index published by Euronext, since August 8, 2001.

The tables below describe the stock market prices and trading volume in number of Veolia Environnement securities over the course of the past 18 months on the Euronext Paris market and the New York Stock Exchange.

Euronext Paris

Year (month/quarter)	Share Price (in €)		Trading Volume (in number of securities)
	Highest	Lowest
2008
August	37.94	32.73	39,549,087
July	35.80	30.65	55,462,926
Second quarter	47.90	34.70	184,364,200
June	47.90	34.70	78,399,989
May	47.49	42.90	51,776,076
April	47.68	42.70	54,188,135
First quarter	63.89	42.00	183,500,344
March	58.29	42.00	85,760,030
February	59.84	53.29	41,083,180
January	63.89	48.81	56,657,134
2007
Fourth Quarter	66.25	59.19	114,698,053
December	65.85	60.07	35,155,979
November	66.25	59.88	47,353,819
October	62.95	59.19	32,188,255
Third Quarter	60.96	50.62	141,437,296
September	60.96	53.33	42,107,800
August	56.95	50.62	54,095,431
July	58.59	53.22	45,234,065
Second Quarter	63.09	55.30	135,372,389

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June	62.59	55.33	66,122,703
May	63.09	59.55	34,468,682
April	61.15	55.30	34,781,004
First Quarter	57.10	50.60	99,535,891
March	56.06	50.60	35,466,787
Source : Euronext Paris.

New York Stock Exchange

Year (month/quarter)	Share Price (in USD)		Trading Volume (in number of securities) (1)
	Highest	Lowest
2008
August	56.09	51.00	2,564,866
July	55.47	49.00	3,595,081
Second Quarter	74.08	54.16	12,758,488
June	72.54	54.16	5,439,325
May	72.14	66.60	3,652,867
April	74.08	68.25	3,666,296
First Quarter	94.42	64.85	12,454,400
March	86.98	64.85	6,087,300
February	90.27	77.56	2,919,100
January	94.42	72.88	3,448,000
2007
Fourth Quarter	96.61	84.25	5,382,300
December	96.61	86.15	1,553,200
November	96.07	88.15	1,996,700
October	91.02	84.25	1,832,400
Third Quarter	86.64	67.11	6,771,700
September	86.64	73.76	2,594,200
August	77.43	67.11	2,128,900
July	80.14	72.81	2,048,600
Second Quarter	86.14	74.88	4,336,700
June	84.82	74.88	1,913,400
May	86.14	80.64	1,513,500
April	83.52	74.94	909,800
First Quarter	74.91	67.00	4,014,770
March	74.91	68.20	1,304,700
Source : NYSE

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(1)

Regarding the information on the number of securities traded, the Company has relied on the data published by the New York Stock Exchange as its source since September 2006 (data available on the NYSE’s website at www.nyse.com).

21.1.5 Other securities convertible into shares

Potential dilution tied to share subscription options, free shares, and share subscription warrants

As of September 1, 2008, the Company had allocated a total number of 333,700 free shares and 22,944,535 share subscription options entitling their holders to the subscription, after adjustments and exercise, of 14,353,545 Company shares (please refer to Chapter 17, paragraph 17.3.3 supra).

On December 12, 2007, the Chairman and Chief Executive Officer of the Company, acting under to the Board of Directors’ delegation which in turn acted pursuant to the eleventh resolution adopted by the Combined General Shareholders’ Meeting of May 10, 2007, decided on the free allocation of 52,747 Veolia Environnement share subscription warrants (BSAs, or French “bons de souscription d’actions”) to the Sequoia Plus Deutschland 2007 FCPE (Fonds Commun de Placement d’Entreprise, or French employee shareholding vehicle) within the framework of the implementation of the leveraged secured formula of the capital increase reserved for employees carried out in 2007. These BSAs were allocated as a substitute for the 20 % discount on the price of the shares subscribed by the Sequoia Plus Deutschland 2007 FCPE in the name and on behalf of the beneficiaries of the companies located in Germany that are members of the international group savings plan, in order to account for the restrictions associated with local tax laws in this country. Each subscription warrant entitles its holder to the subscription of one Veolia Environnement share at the price of € 60.23. They can be exercised at any time until December 31, 2012 (inclusive). Past midnight on December 31, 2012, the BSAs which have not been exercised will become null and void.

As of September 1, 2008, the number of Company shares totalled 472,536,448 shares. As of this date, if all of the BSAs and all of the share subscription options (plans #2 to #7) had been exercised, and if all of the allocated free shares had been issued, 14,739,992 new shares would have been created, representing a dilution rate of 3.12%.

21.1.6 Table on Capital Evolution

The table below shows the changes in Veolia Environnement’s share capital since the beginning of the 2003 fiscal year and until the filing date of this update:

Date of the General Shareholders’ Meeting	Transaction	Number of shares issued	Par value of the shares (in €)	Par value amount of the capital increase (in €)	Issuance or contribution premium (in €)	Cumulative amount of capital	Cumulative number of shares
06/21/00 (Management Board meeting of 03/24/03)	Exercise of share subscription warrants	13	13.5	175.5	539.5	5,468,451,196.5	405,070,459
04/30/03	Capital reduction (via the reduction of the par value)	n/a	5	n/a	3,443,098,901.5	2,025,352,295	405,070,459
06/21/00 (declared by the Chairman and Chief Executive Officer on 06/30/03)	Exercise of share subscription warrants	9	5	45	448.06	2,025,352,340	405,070,468
06/21/00 (declared by the Chairman and Chief Executive Officer on 02/17/04)	Exercise of share subscription warrants	47	5	235	2 341.99	2,025,352,575	405,070,515
05/12/2004 (declared by the Chairman and Chief Executive Officer on 12/06/2004)	Capital increase reserved for employees (group savings plan)	1,351,468	5	6,757,340	18,528,626.28	2,032,109,915	406,421,983

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06/21/2000 (declared by the Board of Directors’ meeting dated 09/15/2005)	Exercise of stock options	94,772	5	473,860	1,875,890.52	2,032,583,775	406,516,755
05/12/2005 (declared by the Chairman and Chief Executive Officer on 12/06/2005)	Capital increase reserved for employees (group savings plan)	1,281,928	5	6,409,640	29,625,356.08	2,038,993,415	407,798,683
06/21/2000 04/25/2002 05/12/2004 (declared by the Board of Directors’ meeting dated 03/09/2006)	Exercise of share subscription warrants and of stock options	73,923	5	369,615	1,456,335	2,039,363,030	407,872,606
06/21/2000 04/25/2002 05/12/2004 (declared by the Board of Directors’ meeting dated 09/14/2006)	Exercise of share subscription warrants and of stock options	991,894	5	4,959,470	29,011,377	2,044,322,500	408,864,500
05/11/2006 (declared by the Chairman and Chief Executive Officer on 12/15/2006)	Capital increase reserved for employees (group savings plan)	1,931,340	5	9,656,700	62,807,177	2,053,979,200	410,795,840
06/21/2000 04/25/2002 05/12/2004 05/12/2005 (declared by the Board of Directors’ meeting dated 03/07/2007)	Exercise of stock options	1,830,710	5	9,153,550	52,109,661	2,063,132,750	412,626,550
06/21/2000 04/25/2002 (declared by the Board of Directors’ meeting dated 06/10/2007)	Exercise of stock options	2,722,082	5	13,610,410	68,869,237.01	2,076,743,160	415,348,632
06/21/2000 04/25/2002 (declared by the Chairman and Chief Executive Officer on 07/10/2007)	Exercise of stock options	179,688	5	898,440	4,229,969	2,077,641,600	415,528,320
05/11/2006 (declared by the Chairman and Chief Executive Officer on 07/10/2007)	Capital increase in cash with preferential subscription rights	51,941,040	5	259,705,200	2,321,764,488	2,337,346,800	467,469,360
05/10/2006 (declared by the Chairman and Chief Executive Officer on 12/12/2007)	Capital increase reserved for employees (group savings plan)	3,061,675	5	15,308,375	132,948,611.80	2,352,655,175	470,531,035
05/10/2006 (declared by the Chairman and Chief Executive Officer on 12/12/2007)	Capital increase reserved for a specific category of beneficiaries	188,771	5	943,855	8,151,131.78	2,353,599,030	470,719,806
06/21/2000 04/25/2002 05/12/2004 (declared by the Board of Directors’ meeting dated 03/06/2008)	Exercise of stock options	1,042,950	5	5,214,750	26,877,494.36	2,358,813,780	471,762,756
06/21/2000 04/25/2002 05/12/2004 (declared by the Board of Directors’ meeting dated 08/06/2008)	Exercise of stock options	773,693	5	3,868,465	17,875,554.98	2,362,682,245	472,536,449
08/06/08 (declared by the Board of Directors’)	Regularization of an error: cancellation of a share	-1	5	-5	-21.18	2,362,682,240	472,536,448
n/a : Not applicable.

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21.1.7 Non-equity Securities

In June 2001, a Euro Medium Term Note (EMTN) program was established for up to an aggregate amount of €4 billion. On June 26, 2002, this limit was raised to €8 billion, and then to €12 billion on June 9, 2006.

The main issuances under the EMTN program as of September 1, 2008 that remained outstanding as of the date of filing of this Reference Document update were the following:

Date of the Issuance	Maturity	Interest Rate	Par value Amount of the Issuance	Additional Issuances	Amount outstanding as of September 1, 2008
February 1, 2002	February 1, 2012	5.875%	€ 1 billion	n/a	€ 1 billion
May 28, 2003	May 28, 2013	4.875%	€ 1 billion	n/a	€ 1 billion
May 28, 2003	May 28, 2018	5.875%	€ 750 million	n/a	€ 750 million
November 25, 2003	November 25, 2033	6.125%	€ 700 million	n/a	€ 700 million
June 17, 2005	June 17, 2015	1.75% + inflation rate in the Euro zone (excluding tobacco)	€ 600 million	€ 275 million(1)	€ 875 million
December 12, 2005	February 12, 2016	4%	€ 900 million	n/a	€ 900 million
December 12, 2005	December 12, 2020	4.375%	€ 600 million	n/a	€ 600 million
November 24, 2006	January 16 2017	4.375%	€ 1 billion	€ 140 million(2)	€ 1.14 billion
May 24, 2007	May 24, 2022	5.125%	€ 1 billion	n/a	€ 1 billion
October 29, 2007	October 29, 2037	6.125%	GBP 500 million	GBP 150 million(3)	GBP 650 million

n/a: not applicable

(1) Additional issuance of € 275 million on April 25, 2008.

(2) Additional issuance of € 140 million on March 28, 2008.

(3) Additional issuance of GPB 150 million on January 23, 2008.

An issuance of € 2 billion at the rate of 5.875 % carried out on June 27, 2001 and which was subject to several partial repurchases (early 2004, in the amount of € 150 million and in December 2005 in the amount of € 1.15 billion) was repaid in full at maturity on June 27, 2008.

An issuance in the amount of € 200 million at the 3-month Euribor rate + 0.50 % carried out on February 26, 2007 was repaid in full at maturity on August 26, 2008.

As of September 1, 2008, the Company’s outstanding EMTN debt amounted to € 9,069.3 million, the full amount of which will mature in more than one year.

In addition, in 2003 the Company issued bonds amounting to an equivalent € 404 million in a private placement with investors located primarily in the United States broken down as follows:

Tranches	Maturity	Interest Rate	Par Value Amount of the Issuance
Tranche A	January 30, 2013	fixed rate of 5.84%	€ 33 million
Tranche B	January 30, 2013	fixed rate of 6.22%	GBP 7 million
Tranche C	January 30, 2013	fixed rate of 5.78%	USD 147 million
Tranche D	January 30, 2015	fixed rate of 6.02%	USD 125 million
Tranche E	January 30, 2018	fixed rate of 6.31%	USD 85 million

As of September 1, 2008, the value of this debt amounted to € 285.8 million, the full amount of which will mature in more than one year.

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Lastly, on May 21, 2008 Veolia Environnement carried out an issuance of bonds at a fixed rate in three tranches registered with the US Securities and Exchange Commission in the amount of USD 1.8 billion:

Date of Issuance	Maturity	Interest Rate	Par Value Amount of the Issuance	Outstanding Amount as of September 1, 2008
May 21, 2008	June 3, 2013	5.25%	USD 700 million	USD 700 million
May 21, 2008	June 1, 2018	6.00%	USD 700 million	USD 700 million
May 21, 2008	June 1, 2038	6.75%	USD 400 million	USD 400 million

As of September 1, 2008, the outstanding amount of this debt amounted to € 1,231 million, the full amount of which will mature in more than one year.

As of September 1, 2008, the value of commercial paper (billets de trésorerie) issued by the Company amounted to € 792 million.

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24. Documents Available to the Public

The Company’s press releases, annual reference documents (including, in particular, historical financial information relating to the Company) and any related updates filed with the AMF, as well as the Company’s annual reports (Form 20-F) filed with the U.S. Securities and Exchange Commission, are available on the Company’s website at the following address: www.veoliaenvironnement.com. Copies of these documents may also be obtained at the Company’s registered office located at 36-38, avenue Kléber in Paris, France.

The Company is required, pursuant to directive 2003/71/EC to publish an annual information document that mentions all of the information disclosed to the public by the Company during the preceding twelve months in France, other EU member states, and in the United States, in order to comply with its obligations with respect to market regulations and regulations concerning securities. A copy of this annual report is available on the Company’s website at the address indicated above, as well as on the AMF’s website: www.amf-france.org.

All of the regulated information (information réglementée) published by the Company pursuant to Article 221-1 et seq., in the AMF’s General Regulations is available on Veolia Environnement’s website at the following address: www.veolia-finance.com in the “Regulated Information” section.

Lastly, the Company’s articles of association, as well as the minutes of General Shareholders’ Meetings, the statutory auditors’ reports and all other corporate documents, may be viewed at the Company’s registered office.

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Investor Relations

Mrs. Nathalie Pinon

Director of relations with investors

Phone: (+331) 71 75 01 67

Address: 36-38, avenue Kléber, 75116 Paris, France (registered office).

Websites

General website: www.veoliaenvironnement.com

Financial website: www.veolia-finance.com

Website for individual shareholders: www.actionnaires.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 14, 2008

VEOLIA ENVIRONNEMENT

By:	/s/ Alain Tchernonog

Name: Alain Tchernonog

Title: General Secretary